Nexa Reports Solid Second Quarter 2025 Results including
Net Income of US$13 million and Adjusted EBITDA of US$161 million

Luxembourg, July 31, 2025 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) announces today its results for the three and six-month periods ended on June 30, 2025.

CEO Message – Ignacio Rosado

Nexa delivered solid quarterly results, demonstrating a measured recovery and continued strategic progress amid evolving market conditions. Our mining operations regained momentum following weather-related disruptions earlier in the year. We have adopted a prudent approach and are revising full-year production and cost guidance as we prioritize operational stability, margin protection, and cash flow generation.

Financial strength and flexibility were further enhanced through proactive liability management initiatives implemented at the beginning of the quarter. These efforts allowed us to extend debt maturities at competitive rates. In addition, working capital optimization measures began to demonstrate positive sequential results, which we expect to continue in the coming quarters. While short-term fluctuations may occur, these actions support our investment-grade profile and robust liquidity position.

At Cerro Pasco, we achieved critical milestones in Phase I of the integration project, including finalizing engineering, securing all permits, and mobilizing contractors for civil works, while Phase II studies are advancing as planned. We remain confident in the project, which has the potential to extend the life-of-mine beyond a decade while also improving operating margins. Meanwhile, at Aripuanã, the acquisition and installation of the fourth tailings filter remain on track for the second half of 2025, while commissioning is expected for first half 2026, to unlock full capacity – a key step toward operational stability.

In 2Q25, zinc and lead prices faced modest pressure from trade uncertainty, while stronger silver and copper prices versus 1Q25 supported sequential EBITDA and cash flow growth. Despite ongoing price volatility, the fundamental outlook for our metals remains robust, providing resilience against external challenges.

Looking ahead, we remain focused on operational excellence, disciplined capital allocation, and agile planning to navigate global uncertainties. With intact long-term fundamentals and a portfolio of resilient assets, Nexa is well positioned to capitalize on both commodity market upturns and strategic investments. We maintain our commitment to safe, efficient operations and sustainable value creation for all stakeholders.

Summary of Financial Performance

US$ million (except per share amounts)	2Q25	1Q25	2Q24	1H25	1H24
Net revenues	708	627	736	1,336	1,316
Gross profit	133	127	180	259	268
Net income (loss)	13	29	(70)	42	(82)
EBITDA (1)	136	120	94	256	221
Basic and diluted earnings (loss) per share ("EPS")	0.01	0.09	(0.58)	0.10	(0.77)
Adjusted net income (1)	37	34	42	71	31
Adjusted EBITDA (1)	161	125	206	286	335

Earnings Release 2Q25

US$ million (except per share amounts)	2Q25	1Q25	2Q24	1H25	1H24
Adjusted basic and diluted earnings (loss) per share (1)	0.11	0.16	0.14	0.16	(0.01)
Cash provided by operating activities before working capital (1) (2)	175	158	138	332	225
CapEx	87	50	64	137	138
Free cash flow (1)	17	(226)	149	(208)	5
Total cash (3)	418	401	474	418	474
Net debt (1)	1,515	1,488	1,450	1,515	1,450
Net Debt/LTM Adj. EBITDA	2.3x	2.1x	2.7x	2.3x	2.7x

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three and six-month periods ended on June 30, 2025.”

(2) Working capital variations had a positive impact of US$3 million in 2Q25, while a negative impact of US$17 million in 2Q24 and US$265 million in 1Q25, totaling a negative impact of US$262 million in 1H25 and US$141 million in 1H24.

(3) Cash, cash equivalents and financial investments.

Executive Summary

Operational Performance

▪	Zinc production reached 74kt in 2Q25, up 9% compared to 1Q25, largely driven by improved performance across our Peruvian operations. Compared to 2Q24, production was down 12%, primarily attributable to lower output from our Vazante and Aripuanã operations, partially offset by higher output at Atacocha and El Porvenir.
▪	Consolidated run-of-mine mining cost in 2Q25 reached US$50/t, up 4% both quarter-over-quarter and year-over-year. This upward movement primarily reflected higher operational costs related to ongoing stabilization efforts at the Aripuanã plant. Excluding Aripuanã, run-of-mine mining cost was down 8% compared to 2Q24, driven by reduced maintenance costs and lower third-party services expenses, particularly at Cerro Lindo and El Porvenir operations, and remained broadly in line compared to 1Q25.
▪	Consolidated mining cash cost net of by-products in 2Q25 decreased to US$(0.11)/lb, a significant improvement from US$0.11/lb in 1Q25. This positive development resulted from higher by-products contribution and increased sales volume. Compared to 2Q24, cash cost also decreased by 0.13/lb, supported by reduced operational costs, lower treatment charges (“TCs”), and favorable foreign exchange variations, partially offset by lower zinc volumes.
▪	In the smelting segment, zinc metal and oxide sales in 2Q25 totaled 145kt, up 12% from 1Q25, mainly driven by higher production volumes at Cajamarquilla and Juiz de Fora, along with increased zinc oxide output at Tres Marias in the period. Compared to 2Q24, total sales were down 2%, consistent with our 2025 sales guidance.
▪	Zinc metal and oxide production totaled 139kt in 2Q25, up 5% quarter-over-quarter, reflecting both improved operational performance at Cajamarquilla and the successful implementation of recovery measures at Juiz de Fora following the December 2024 fire incident. On a year-over-year basis, production decreased 9%. This decrease is in line with our 2025 sales guidance, which anticipates an annual reduction of approximately 15kt for the year compared to 2024, aimed at navigating a more volatile market environment and adjusting to overall lower TCs.
▪	Smelting conversion cost was US$0.39/lb in 2Q25, up 19% compared to US$0.33/lb, largely due to higher operational costs, particularly related to higher calcine inventory consumption third-party services expenses, maintenance activities and unfavorable exchange rate variations in our Brazilian operations. Compared to 2Q24, conversion cost was up 31%, as a result of reduced sales volume coupled with higher maintenance expenses, third-party services, and increased input costs.

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Earnings Release 2Q25

▪	Smelting cash cost was US$1.23/lb in 2Q25, up 5% from 1Q25. This increase was mainly driven by higher operational costs across the smelting operations. Compared to 2Q24, cash costs increased by 3%, primarily due to lower TCs and higher unit operating costs at both Juiz de Fora and Três Marias, reflecting reduced sales volume, increased maintenance activities, and higher input costs. These headwinds were partially offset by lower zinc prices, which helped reduce raw material costs.
▪	To mitigate market volatility, Nexa applies a three-year rolling average to the TCs in most third-party concentrate purchase contracts, which are renewed at staggered intervals throughout the year. As an integrated mining-smelting company, Nexa has limited exposure to spot and annual benchmark TCs. For 2025, only approximately 30% of our concentrate purchases (third-parties and own mines) are subject to the 2025 TC, including the US$80/t benchmark, as most of our contracts were negotiated before April 2025, prior to the official 2025 benchmark being set. We expect a similar level of exposure in 2026.

Financial Performance

▪	Net revenues in 2Q25 totaled US$708 million, up 13% from US$627 million in 1Q25. This increase was supported by higher smelting sales volume and increased by-products contribution, partially offset by a 7% quarterly decline in zinc prices. Copper and silver price increases provided additional revenue support. Compared to 2Q24, Net revenues decreased by 4%, mainly due to lower LME prices for zinc (-7%), copper (-2%), and lead (-10%) year-over-year, as well as a decline in smelting sales volume. Silver prices provided a positive exception, demonstrating an upward momentum. In 1H25, net revenues amounted to US$1,336 million, remaining broadly in line with the same period a year ago.
▪	In 2Q25, net income amounted to US$13 million, totaling US$42 million in 1H25, resulting in basic and diluted earnings per share attributable to Nexa's shareholders of US$0.01 in the quarter and US$0.10 in 1H25. Compared to 1Q25, the decrease in net income was primarily driven by higher one-time financial expenses related to bond repurchases and early redemption expenses, as well as lower financial income, which were partially offset by a slight increase in operating income.
▪	Adjusted net income in 2Q25 was US$37 million, totaling US$72 million in 1H25, resulting in an adjusted basic and diluted earnings per share attributable to Nexa's shareholders of US$0.11 in the quarter and US$0.27 in 1H25. Refer to our “Net Income (Loss)” section for further details.
▪	Adjusted EBITDA[1] in 2Q25 stood at US$161 million, from US$125 million in 1Q25 and from US$206 million in 2Q24. The quarter-over-quarter increase reflected higher smelting sales volume, increased by-products sales volume and improved prices for lead, copper, and silver, partially offset by lower zinc prices. The year-over-year decrease was primarily driven by higher operational costs (mainly attributed to increased calcine inventory consumption at Cajamarquilla and higher costs at our Brazilian operations), along with lower smelting sales volume. These headwinds were partially offset by increased by-products contribution and favorable foreign exchange variations. In 1H25, Adjusted EBITDA amounted to US$286 million, down 15% from the same period a year ago.
▪	Consolidated Adjusted EBITDA margin for 2Q25 was 23%, 2.7pp higher than in 1Q25 and 5.3pp lower than in 2Q24.
▪	The mining segment delivered Adjusted EBITDA of US$135 million in 2Q25 versus US$94 million in 1Q25, on stronger Peruvian zinc sales, combined with improved by-products contribution, which were partially offset by lower zinc prices. Mining Adjusted EBITDA declined 1% year-over-year as lower zinc and copper sales volumes and prices were offset by stronger by-products contribution (higher silver and gold prices) and the positive impact of lower TCs. In 1H25, mining Adjusted EBITDA amounted to US$229 million, up 7% from the same period a year ago.
▪	Adjusted EBITDA for the smelting segment in 2Q25 was US$25 million, down from US$31 million in 1Q25. This decrease was mainly driven by lower zinc prices and lower TCs, partially offset by increased sales volume. Compared to 2Q24, smelting Adjusted EBITDA decreased 63%, primarily due to lower sales volume at our Brazilian operations, lower TCs, negatively impacting our concentrate purchases, and higher operational costs. In 1H25, smelting Adjusted EBITDA amounted to US$57 million, down 53% from the same period a year ago.

1 Adjusted EBITDA excludes the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release – US$24 million in 2Q25, US$112 million in 2Q24 and US$5 million in 4Q24, totaling US$29 million in 1H25 and US$113 million in 1H24.

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Earnings Release 2Q25

Financial Position, Investments and Financing

▪	Total cash[2] at June 30, 2025, was US$418 million compared to US$401 million at March 31, 2025. Our total available liquidity in 2Q25 stood at US$738 million, including US$320 million from our undrawn sustainability-linked revolving credit facility. This liquidity (excluding the RCF) is sufficient to cover all financial commitments for approximately 3 years.
▪	In 2Q25, free cash flow was positive at US$17 million. This result was mainly driven by higher cash flow from operations when compared to 1Q25, and a short-term loan agreement. Offsetting the financing inflows were higher CapEX investments of US$87 million, as expected for the quarter, and expenses related to a bond repurchase and early redemption. For further details, please refer to the “Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation” section.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months (“LTM”) slightly increased to 2.3x at the end of 2Q25, compared to 2.1x at the end of 1Q25 and 2.7x at the end of 2Q24. The quarter-over-quarter increase was primarily driven by a decline in LTM Adjusted EBITDA and, to a lesser extent, an increase in net debt. Despite this temporary uptick, we remain committed to our deleveraging strategy and gross debt reduction. Total debt increased by US$38 million, mainly reflecting a new short-term (6 months) loan contracted during the quarter and the negative effect of foreign exchange variations.

Key Highlights

Sustainability & Community Engagement

▪	In April, we published our 2024 Annual Sustainability Report, highlighting our environmental, social, and financial achievements.
▪	That same month, we hosted the second Aripuanã Water Seminar, advancing dialogue on sustainable water management with local stakeholders and marking progress toward the creation of the Aripuanã River Basin Committee, reinforcing Nexa's commitment to environmental stewardship and community engagement.
▪	Also in April, we inaugurated the San Juan de Milpo Sports Center near the Pasco Complex, as part of our shared value initiatives. The center fosters holistic education through sports, promoting healthy lifestyles, social inclusion, and emotional well-being.
▪	In May, we strengthened our partnership with communities near the Vazante mine by signing agreements with the Rural Association of the Barrocão and Barroquinha Farms and the Brejinho Association – winners of Nexa’s first Income Generation Social Call. The selected projects from the association will receive Nexa’s support through the provision of resources and training, enhancing women's financial independence and increasing the productivity of small-scale rural producers, thus contributing to sustainable income generation and local economic development.
▪	Also in May, we expanded access to renewable energy in the Topará Valley (Chincha-Ica), in partnership with Triple Flag Precious Metals Corp. and with support from the World Gold Council. We installed six solar kits benefiting over 120 farming families near the Cerro Lindo mine. The initiative improves irrigation, reduces energy costs, and boosts household income, reinforcing our commitment to innovation and measurable social impact.

2 Cash and cash equivalents, and financial investments.

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Earnings Release 2Q25

Decarbonization & Innovation

▪	In May, Nexa participated in Brazil's largest charcoal forum, discussing the potential of bio-oil as a co-product of charcoal production. This engagement strengthens our role in the emerging bio-oil value chain, in line with our decarbonization strategy.
▪	In June, we joined the 2025 Mining Innovation Summit in Brazil, where we signed a sector-wide memorandum of understanding with eight other mining companies to eliminate CO2e emissions, reinforcing our commitment to the energy transition and the shift toward renewable fuels.
▪	Also in June, we launched ‘SmartSupply’, an innovative digital tool designed to enhance efficiency and competitiveness across our supply chain. The solution is currently in production testing in Brazil and will soon be implemented in Peru, supporting a more integrated, data-driven supply chain model.
▪	Throughout June, we earned Gold Seal certification from Fundação Getúlio Vargas (Brazilian GHG Protocol Program) for Nexa Brazil’s 2025 Greenhouse Gas Emissions Inventory (base year 2024), recognizing our rigorous carbon accounting and disclosure standards.

Industry Leadership & Governance

▪	In May, Nexa participated in 2025 Sustainable Mining, an international conference hosted by SMI-ICE-Chile with experts from 16 countries. We presented the Morro Agudo exit case, highlighting positive social outcomes post-divestment and underscoring the importance of stakeholder dialogue and development-focused mine closure strategies.
▪	In June, we engaged in key sustainability forums in Peru and Brazil. At the 2025 AmCham Peru Sustainability Forum, we presented our circular economy initiatives at the Cajamarquilla Smelter, while at Tailings Brazil 2025, hosted by IBRAM (Brazilian Mining Institute), we joined over 400 professionals to discuss innovations in tailings management and collaborative approaches to risk governance, dam safety, and emergency preparedness.
▪	Also in June, we hosted the Strategic Partners Meeting in Peru, welcoming 134 representatives from 40 key contractor companies. The event reinforced our commitment to a strong safety culture across all operations. Through open dialogue and collaborative sessions, we emphasized the fundamental principle that guides our safety philosophy: mutual trust, partnership, and unwavering respect for human well-being.
▪	Throughout June, we celebrated LGBTQIAPN+ Pride Month across our operations in Brazil and Peru, engaging employees in awareness initiatives to foster a culture of inclusion, respect, and belonging.

Financial & Corporate Milestones

▪	On April 1, 2025, we successfully raised US$500 million through a 12-year bond issuance at a competitive 6.600% coupon rate. The proceeds supported our proactive liability management strategy, including a full redemption of our 2027 notes via a tender offer and make-whole call, and the repurchase of approximately 72% of our 2028 notes. This refinancing extends our debt maturity profile, enhances financial flexibility, highlights our solid credit metrics and investor confidence, and reduces near-term refinancing risk.
▪	On May 8, 2025, we held our Annual and Extraordinary General Meetings of Shareholders, where all proposed resolutions were approved, including the reelection of a board member, approval of our 2024 financial statements, and renewal of the Board of Directors’ authorization to increase the Company’s issued share capital. Shareholders also endorsed a share premium reimbursement, with the Company thus distributing US$13.4 million on June 24, 2025, to shareholders of record as of June 10, 2025.
▪	Subsequently, on July 17, 2025, Nexa Resources El Porvenir S.A.C., a subsidiary of Nexa Perú, launched a Voluntary Public Tender Offer (OPA) for up to 11,205,312 Class A voting shares and 548,225,621 Class B non-voting shares of Nexa Resources Atacocha S.A.A. The 20-day offer period runs from July 17, 2025, to August 19, 2025. The full details of the offer, including terms and conditions, are available in the prospectus for Class A and Class B shares, published on the Lima Stock Exchange (BVL) and the Superintendency of the Securities Market (SMV) platforms.

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Earnings Release 2Q25

Growth, Portfolio Optimization and Strategic Investments

▪	On May 15, 2025, Nexa announced the sale of its Otavi Project in Namibia for a total consideration of US$3.0 million upfront and up to US$7.0 million in contingent payments, while retaining royalty rights. The transaction is expected to be completed by December 31, 2025 (subject to certain conditions precedent) and is aligned with Nexa's portfolio optimization strategy to focus on return-generating assets and enhancing free cash flow. Namibia remains a strategically important region for Nexa as we expand our copper exploration footprint beyond Latin America, with ongoing projects in the prominent Kalahari Copper Belt.
▪	In 2Q25, we made significant progress on Phase I of the Cerro Pasco Integration Project, which focuses on implementing and enhancing tailings pumping and piping system to improve operational efficiency and extend the life of the mine complex. During the quarter, key milestones were reached, including the completion of detailed engineering for tailings infrastructure at both El Porvenir and Atacocha operations. We finalized procurement of key equipment, with manufacturing progressing according to schedule, and successfully obtained all necessary construction permits for both sites. Following the awarding of civil and electromechanical contracts, preliminary construction activities, including site preparation commenced in May. Earthworks and civil construction began in July. Concurrently, preparatory work for Phase II, which involves technical assessments of the Picasso shaft and underground integration, continues.
▪	We maintain our strong commitment to enhancing free cash flow generation while maintaining a discipline capital allocation approach, withing the guidelines of our framework, which prioritizes sustaining capital investments, brownfield mineral exploration, and critical ESG and Health, Safety, and Environment (“HS&E”) initiatives. Our strategic focus remains on optimizing our most attractive assets and projects to ensure operational resilience and sustainable long-term value creation.

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Earnings Release 2Q25

2025 Outlook

Production, Sales and Cash Cost Guidance

Guidance is based on several assumptions and estimates, including, but not limited to, metal prices, operational performance, maintenance and input costs, treatment charges, and foreign exchange rates.

▪	Nexa has updated its 2025 consolidated mining production guidance for zinc, lead and silver, as well as cash cost estimates for both the mining and smelting segments. At the same time, the Company reaffirms its 2025 guidance for copper production, zinc (metallic and oxide) sales, capital expenditures, exploration, project evaluation, and other expenses. The outlook for 3Q25 across these areas is outlined below.
o	Cerro Lindo: zinc production in 3Q25 is expected to be slightly higher than 2Q25 levels. Lead production is anticipated to significantly increase, while copper production is expected to decline.
o	El Porvenir: zinc production in 3Q25 is expected to increase compared to 2Q25, driven by higher treated ore volumes and improved ore grades. Lead and silver production is expected to remain in line with 2Q25 levels.
o	Atacocha: we anticipate higher silver production in 3Q25 compared to 2Q25, while zinc and lead production are expected to remain stable.
o	Vazante: ore throughput and zinc head grade are expected to significantly improve in 3Q25 versus 2Q25, resulting in higher zinc production, partially offsetting the lower output in 1H25.
o	Aripuanã: Zinc and lead production are expected to increase in 3Q25 compared to 2Q25, supported by higher treated ore volumes, improved average head grades, and better operational performance at both the plant and the tailings filtration.

Mining segment – production guidance update

Mining production		1H25	Guidance 2025			Guidance 2025
(Metal in concentrate)			Previous			Revised

Zinc	Kt	141	311	-	351	300	-	336
Cerro Lindo		40	80	-	88	85	-	88
El Porvenir		25	56	-	62	53	-	62
Atacocha		6	10	-	12	10	-	12
Vazante		57	132	-	145	123	-	139
Aripuanã		12	35	-	45	28	-	36

Copper	kt	17	29	-	35	29	-	35
Cerro Lindo		14	24	-	27	24	-	27
El Porvenir		0.2	0.3	-	0.5	0.3	-	0.5
Aripuanã		3.0	5.1	-	8.2	5.1	-	8.2

Lead	kt	28	59	-	70	54	-	67
Cerro Lindo		5	10.5	-	12.5	10.5	-	12.5
El Porvenir		13	21	-	26	21	-	26
Atacocha		6	12.9	-	13.5	12.9	-	13.5
Vazante		0.4	0.7	-	0.8	0.6	-	0.8
Aripuanã		4	14	-	17	9	-	14

Silver	MMoz	5.1	10.8	-	12.4	10.6	-	12.0
Cerro Lindo		1.8	3.9	-	4.2	3.9	-	4.2

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Earnings Release 2Q25

Mining production	1H25	Guidance 2025			Guidance 2025
(Metal in concentrate)		Previous			Revised
El Porvenir	2.2	4.2	-	4.8	4.2	-	4.8
Atacocha	0.5	1.3	-	1.4	1.3	-	1.4
Vazante	0.2	0.4	-	0.6	0.3	-	0.5
Aripuanã	0.4	1.1	-	1.5	1.0	-	1.2

Based on performance to date and updated forecasts, we have revised our 2025 mining production guidance for zinc, lead, and silver. These adjustments primarily reflect Cerro Lindo’s stronger performance and the operational challenges at El Porvenir, Vazante and Aripuanã being addressed, while guidance for Atacocha and consolidated copper production remains unchanged.

o	Zinc: Mid-point reduced by 4%, from 311-351kt to 300-336kt
o	Lead: Mid-point reduced by 6%, from 59-70kt to 54-67kt
o	Silver: Mid-point reduced by 3%, from 10.8-12.4MMoz to 10.6-12.0MMoz, with narrower ranges at Aripuanã and Vazante.

Mine-level updates:

▪	Cerro Lindo: Zinc guidance at the mid-point is increased by 3%, from (80-88kt) to (85-88kt), reflecting higher-than-expected zinc average grades. Copper, lead, and silver guidance remains unchanged.
▪	El Porvenir: Zinc guidance at the mid-point is reduced by 2%, from (56-63kt) to (53-62kt), reflecting operational challenges caused by atypical rainfall in the Pasco region during the first months. In response, production was temporarily reduced, impacting both treated ore volumes and grades. Copper, lead, and silver guidance remains unchanged.
▪	Vazante: Zinc, lead, and silver guidance at mid-points is reduced by 5%, 5%, and 18%, respectively. Updated ranges: zinc (123-139kt), lead (0.6-0.8kt), silver (0.3-0.5MMoz), reflecting geotechnical challenges encountered in 1Q25, which resulted in lower-than-anticipated ore grades. The constraints have necessitated modifications to our mining sequence and affected production volumes.
▪	Aripuanã: Zinc, lead, and silver guidance at the mid-points is reduced by 20%, 24%, and 19%, respectively. Revised ranges: zinc (28-36kt), lead (9-14kt), silver (1.0-1.2MMoz). The revision reflects ongoing tailings filter constraints and heavier-than-usual rainfall in 1Q25 (approximately 30% above historical averages). In response, a temporary production slowdown was implemented in early 2025 to stabilize operations and safeguard the dry stacking system. Although production rebounded in 2Q25, the cumulative impact led to this revised full-year outlook to better reflect actual operating conditions.

Despite these challenges, we remain focused on improving throughput, controlling costs, and maximizing metal recoveries.

Smelting segment – sales guidance

Sales guidance for zinc metal and oxide remains unchanged at 560-590kt.

o	Peru: At Cajamarquilla, we anticipate slightly higher production in 3Q25 compared to 2Q25, supported by stable operations and continued outperformance in key processing areas.
o	Brazil: at Três Marias, production in 3Q25 is expected to remain in line with 2Q25, reflecting ongoing hydrometallurgical challenges. At Juiz de Fora, production is expected to increase, following the full recovery from the fire incident that occurred in late December 2024. Repairs were completed in 1H25.

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Earnings Release 2Q25

Smelting sales		1H25	Guidance 2025

Zinc metal	kt	257	530	-	555
Cajamarquilla		168	320	-	330
Três Marias		59	145	-	155
Juiz de Fora		30	65	-	70

Zinc oxide	kt	18	30	-	35
Três Marias		18	30	-	35

Total Sales	kt	275	560	-	590

Nexa continues to closely monitor risks associated with global supply chain disruptions, which may be exacerbated by several evolving factors. These include the ongoing Russia-Ukraine war, escalating tensions between Iran and Israel, and increasingly frequent extreme weather events. Macroeconomic uncertainties such as a potential global recession, persistent inflationary pressures in major economies, and volatility in metal prices also pose challenges to our operating environment. Additional risks include social unrest, such as community or labor-related protests, and potential changes in political or regulatory frameworks in the countries where we operate – particularly in Brazil and Peru – which could affect production levels and cost structures. Furthermore, evolving global trade dynamics and tariff policies remain a source of uncertainty and additional volatility. Recent discussions around increased U.S. import tariffs, alongside tax policy proposals in the U.S.– including those that could affect corporate taxes or cross-border trade – may impact global demand, supply chain costs, and capital allocation decisions. Nexa will continue to assess the implications of these developments for our operations, strategic planning, and financial outlook. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.

Cash Costs

▪	We have updated our 2025 cash cost guidance for both the mining and smelting segments. The revised estimates are based on several key assumptions, including but not limited to:
o	Mining and smelting volumes: We anticipate higher production in 3Q25 compared to 2Q25, remaining within the updated guidance ranges outlined above;
o	Operational efficiency and cost management: We expect ongoing improvements, driven by several initiatives currently being implemented across our mines and smelters to positively impact on our performance;
o	Updated commodity prices forecast for 2025e: Zinc (Zn) at US$1.24/lb, Copper (Cu) at US$4.27/lb, Lead (Pb) at US$0.89/lb, Silver (Ag) at US$33.9/oz, and Gold (Au) at US$3,162/oz;
o	Previous 2025e assumptions: Zinc (Zn) at US$1.29/lb, Copper (Cu) at US$4.22/lb, Lead (Pb) at US$0.94/lb, Silver (Ag) at US$31.0/oz, Gold (Au) at US$2,600/oz;
o	Nexa’s forecast for 2H25e: Zinc (Zn) at US$1.24/lb, Copper (Cu) at US$4.27/lb, Lead (Pb) at US$0.89/lb, Silver (Ag) at US$35.0/oz, Gold (Au) at US$3,253/oz).

Nexa’s C1 cash cost remains sensitive to foreign exchange rate, by-product prices and volumes, and treatment charges, which may affect our final cost outcomes;

o	Updated foreign exchange rate assumptions for 2025e: BRL/USD: 5.67 and PEN/USD: 3.66;
o	Previous 2025e assumptions: BRL/USD: 5.85 and PEN/USD: 3.85;
o	Nexa’s forecast for 2H25e: BRL/USD: 5.58 and PEN/USD: 3.65; and
o	Zinc treatment charges (“TCs”): Updated 2025 benchmark TCs of US$80/t of concentrate, compared to the previous estimate of US$125/t.

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Earnings Release 2Q25

Mining Operating costs	Cost ROM (US$/t)	Cost ROM (US$/t)			Cost ROM (US$/t)

		Guidance 2025			Guidance 2025
	1H25	Previous			Revised

Mining	49.0	49.1	-	55.2	49.2	-	56.2
Cerro Lindo	39.2	41.5	-	45.4	39.2	-	43.1
El Porvenir	62.4	63.0	-	69.5	61.5	-	67.7
Atacocha	37.0	34.5	-	38.3	34.5	-	38.3
Vazante	46.1	50.4	-	56.1	52.0	-	57.7
Aripuanã	94.2	69.0	-	86.6	86.6	-	108.2

Mining (Run-of-Mine Mining Cost): The updated full-year ROM mining cost guidance at the mid-point was revised up by 1%, to US$49.2-56.2/t, from the previous US$49.1-55.2/t. The revision reflects higher forecasted costs at Vazante and Aripuanã, as well as the appreciation of the Brazilian real against the U.S. dollar, which was stronger than initially expected.

o	Cerro Lindo: Mid-point revised down 5%;
o	El Porvenir: Mid-point revised down 3%;
o	Atacocha: Guidance remains unchanged;
o	Vazante: Mid-point revised up 3%;
o	Aripuanã: Mid-point revised up 25%.
Mining Operating costs	Cash Cost (US$/lb)	Cash Cost (US$/lb)			Cash Cost (US$/lb)

		Guidance 2025			Guidance 2025
	1H25	Previous			Revised

Mining (1)	(0.001)	0.01	-	0.23	(0.04)	-	0.16
Cerro Lindo	(0.52)	(0.49)	-	(0.30)	(0.52)	-	(0.33)
El Porvenir	(0.25)	(0.03)	-	0.18	(0.19)	-	0.02
Atacocha	(0.66)	(1.16)	-	(1.07)	(1.16)	-	(1.07)
Vazante	0.55	0.46	-	0.52	0.46	-	0.52
Aripuanã	0.45	(0.10)	-	0.69	(0.10)	-	0.69

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining (C1 Cash Cost): The consolidated full-year C1 cash cost guidance at the mid-point was revised down by 48%, to US$(0.04)-0.16/lb, from the previous US$0.01-0.23/lb. The revision was primarily driven by a stronger by-products contribution, particularly from higher lead and copper volumes at Cerro Lindo and increased lead volumes at El Porvenir.

o	Cerro Lindo: Mid-point revised down 8%;
o	El Porvenir: Mid-point revised down 215%;
o	Other Mines: Guidance remains unchanged.

In 1H25, consolidated run-of-mine mining cost of US$49.0/t was slightly below our updated 2025 guidance, while the C1 cash cost stood at US$(0.001)/lb, in line with expectations. For further information, please see the section “Business performance – Mining segment.”

10

Earnings Release 2Q25

Smelting Operating costs	Conversion cost (US$/lb)	Conversion cost (US$/lb)			Conversion cost (US$/lb)

		Guidance 2025			Guidance 2025
	1H25	Previous			Revised

Smelting	0.36	0.29	-	0.33	0.36	-	0.41
Cajamarquilla	0.33	0.28	-	0.31	0.33	-	0.36
Três Marias	0.36	0.24	-	0.29	0.33	-	0.40
Juiz de Fora	0.56	0.42	-	0.50	0.53	-	0.64

Smelting (Conversion Cost): The consolidated full-year conversion cost guidance at the mid-point was revised up by 24%, to US$0.36-0.41/lb, from the previous US$0.29-0.33/lb, mainly due to the appreciation of the Brazilian real and Peruvian sol against the U.S. dollar, lower TCs, slightly higher operational costs and lower expected production volumes at Três Marias.

o	Cajamarquilla: Mid-point revised up 17%;
o	Três Marias: Mid-point revised up 35%;
o	Juiz de Fora: Mid-point revised up 28%.
Smelting Operating costs	Cash Cost (US$/lb)	Cash Cost (US$/lb)			Cash Cost (US$/lb)

		Guidance 2025			Guidance 2025
	1H25	Previous			Revised

Smelting (2)	1.20	1.16	-	1.33	1.14	-	1.33
Cajamarquilla	1.08	1.08	-	1.24	1.02	-	1.17
Três Marias	1.41	1.27	-	1.47	1.27	-	1.53
Juiz de Fora	1.40	1.22	-	1.40	1.38	-	1.58

(2) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting (C1 Cash Cost): The consolidated full-year conversion cost guidance at the mid-point was revised down by 1%, to US$1.14-1.33/lb, from the previous US$1.16-1.33/lb.

o	Cajamarquilla: Mid-point revised down 6%;
o	Três Marias: Mid-point revised up 2%;
o	Juiz de Fora: Mid-point revised up 13%.

In 1H25, consolidated smelting conversion cost was US$0.36/lb, in line with our updated 2025 guidance. The C1 cash cost stood at US$1.20/lb, also in line with expectations. For further information, please see the section “Business performance – Smelting segment.”

LME Prices & FX		Guidance 2025		Guidance 2025
		Previous		Revised
		US$/t	US$/lb	US$/t	US$/lb

Zinc	US$/t	2,850	1.29	2,736	1.24
Copper	US$/t	9,300	4.22	9,424	4.27
Lead	US$/t	2,070	0.94	1,957	0.89
Silver	US$/oz	31.0	-	33.9	-
Gold	US$/oz	2,600	-	3,162	-

BRL/USD (Average)		5.85		5.67
PEN/USD (Average)		3.85		3.66

Source: Bloomberg

11

Earnings Release 2Q25

Capital Expenditures (“CAPEX”)

▪	In 2Q25, Nexa invested US$87 million, primarily in sustaining expenditures, including mine development and the maintenance of ongoing operations. Total investment in 1H25 reached US$137 million.
▪	Investments related to Phase I of the Cerro Pasco Integration Project – focused on the tailings pumping system – are considered as sustaining and amounted to US$17 million in the quarter, totaling US$18 million in 1H25, in line with our plan.
▪	Full-year CapEx guidance remains unchanged at US$347 million, with the majority of disbursements expected in 2H25.
CAPEX	1H25	Guidance 2025
(US$ million)
Non-Expansion	138	344
Sustaining (1)	132	316
HS&E	5	18
Others (2)	2	11

Expansion projects (3)	0.5	3
Reconciliation to Financial Statements (4)	(2)	-
TOTAL	137	347

(1) Investments in TSF (“Tailings Storage Facility”) are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes several projects in Vazante to improve operational performance.

(4) The amounts are mainly related to capitalization of interest net of advanced payments for imported materials and tax credits.

Exploration & Project Evaluation and Other Expenses

▪	In 2Q25, we invested US$16 million in exploration and project evaluation, totaling US$32 million in 1H25, reinforcing our focus on unlocking the mineral potential of our assets. Additionally, we allocated US$5 million to technology and community initiatives, amounting to US$7 million in 1H25, supporting the continuous improvement of our operations and the sustainable development of our host communities.
▪	Exploration and project evaluation guidance remains unchanged at US$88 million, with other expenses expected to total US$20 million. We anticipate an acceleration in disbursements over the coming quarters, in line with the execution schedules of our projects.
▪	As part of our long-term strategy, we remain committed to replacing and expanding our mineral reserves and resources. In this context, we will expect to continue advancing on our exploration programs, identifying new ore bodies and upgrading resource classifications, particularly through infill drilling campaigns.
Other Operating Expenses	1H25	Guidance 2025
(US$ million)
Exploration	28	70
Mineral Exploration	20	50
Mineral rights	4	10
Exploration (mine development)	4	9

Project Evaluation	4	18

Exploration & Project Evaluation	32	88

12

Earnings Release 2Q25

Other Operating Expenses	1H25	Guidance 2025
(US$ million)

Other	7	20
Technology	1	6
Communities	5	14

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

13

Earnings Release 2Q25

Earnings Release 2Q25

This Earnings Release should be read in conjunction with the “Condensed consolidated interim financial statements at and for the three and six-month periods ended on June 30, 2025.” This document contains forward-looking statements.

Table of contents

Consolidated performance	15
Business performance – Mining	21
Business performance – Smelting	32
Liquidity and Indebtedness	39
Cash flows	41
Others	42
Market scenario	43
Risks and Uncertainties	46
Use of Non-IFRS Financial Measures	48
Cautionary Statement on Forward-Looking Statements	49
Appendix	51

UPCOMING EVENT

Earnings Conference Call

Date: Friday, August 1, 2025 – 9:00am (EST)

Dial In

US: +1 646 931 3860

Canada: +1 780 666 0144

Brazil: +55 21 3958 7888

UK: +44 330 088 5830

Luxembourg: +352 342 080 9265

(Webinar ID: 826 9694 6157 | Passcode: 624717)

Zoom Webinar registration and slide presentation will be available at:
https://ir.nexaresources.com

14

Earnings Release 2Q25

Consolidated performance

Selected financial information

US$ million (except where otherwise indicated)	2Q25	1Q25	2Q24	1H25	1H24

Net Revenues	708	627	736	1,336	1,316
Mining	353	313	377	667	671
Smelting	489	454	508	943	926
Intersegment results | Adjustments	(134)	(140)	(149)	(274)	(281)

Cost of Sales	(576)	(501)	(556)	(1,076)	(1,048)
Mining	(231)	(215)	(256)	(446)	(508)
Smelting	(477)	(424)	(450)	(901)	(822)
Intersegment results | Adjustments	132	139	150	271	282

Selling, general and administrative	(33)	(35)	(30)	(68)	(64)
Mining	(16)	(18)	(16)	(34)	(33)
Smelting	(16)	(17)	(14)	(34)	(30)
Intersegment results | Adjustments	(1)	1	0	0	(1)

Depreciation and amortization	77	66	74	142	151
Mining	49	42	54	91	111
Smelting	24	23	19	47	39
Intersegment results | Adjustments	3	1	1	4	1

Adjusted EBITDA (1)	161	125	206	286	335
Mining	135	94	136	229	214
Smelting	25	31	69	57	119
Intersegment results | Adjustments	0	(0)	1	(0)	1
Adj. EBITDA margin (%)	22.7%	20.0%	28.0%	21.4%	25.4%

Net income (loss)	13	29	(70)	42	(82)
Attributable to Nexa's shareholders	1	12	(77)	13	(101)
Attributable to non-controlling interests	12	17	7	29	19

Basic and diluted earnings (loss) per share	0.01	0.09	(0.58)	0.10	(0.77)

Adjusted net income (loss) (1)	37	34	42	71	31
Attributable to Nexa's shareholders	15	21	19	36	(2)
Attributable to non-controlling interests	22	13	23	35	33

Adjusted basic and diluted earnings (loss) per share (1)	0.11	0.16	0.14	0.27	(0.01)

(1) Refer to “Use of Non-IFRS Financial Measures” for further information. Adjusted EBITDA, adjusted net income (loss) and adjusted EPS, exclude the items presented in the “Net Income (Loss) reconciliation to Adjusted EBITDA” section of this earnings release. For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three and six-month periods ended on June 30, 2025.” This is a note about segments, and one of the explanations for the new adjustment for cash dividend at the consolidated level was to keep consistency with segment information.

15

Earnings Release 2Q25

Net Revenues

In 2Q25, net revenues totaled US$708 million, down 4% year-over-year, primarily due to reduced smelting sales volume and lower prices for zinc (-7%), copper (-2%), and lead (-10%). Silver prices provided a partial offset, being the sole metal to record a price increase between periods. For further details on metal prices, please refer to the “Market Scenario” section.

Compared to 1Q25, net revenues increased by 13%, reflecting increased smelting sales volume, and higher by-products contribution, partially offset by a 7% quarterly decline in zinc prices. The revenue improvement was further supported by stronger copper and silver prices.

In 1H25, net revenues reached US$1,336 million, remaining stable compared to the same period a year ago.

Cost of Sales

In 2Q25, cost of sales amounted to US$576 million, up 4% year-over-year. This performance was primarily attributable to lower TCs, which negatively impacted third-party concentrate purchases, and higher operational costs at our smelting operations. These pressures were partially offset by favorable foreign exchange variations and lower zinc prices, which reduced raw material costs. Compared to 1Q25, cost of sales rose 15%, mainly due to higher sales volumes and lower TCs.

In 1H25, cost of sales reached US$1,076, up 3% compared to the same period a year ago, reflecting lower TCs, increased operational costs, and higher zinc prices (which negatively impacted raw material costs at our smelters). These headwinds were partially offset by lower sales volume and favorable foreign exchange variations.

Mineral exploration and Project evaluation

In 2Q25, we invested US$16 million in mineral exploration and project evaluation, representing a 6% decrease from US$17 million invested in 2Q24.

In 1H25, total exploration investments reached US$32 million, a 7% increase compared to US$30 million in 1H24.

These strategic investments support our long-term resource development pipeline. Additional details on our exploration activities and results are available in our 1H25 Exploration Report published on July 29, 2025.

SG&A

In 2Q25, SG&A expenses totaled US$33 million, up 8% compared to 2Q24, primarily due to higher legal, insurance, and taxes-related expenses, partially offset by favorable foreign exchange variations. Compared to 1Q25, SG&A expenses decreased by 7%, mainly driven by reduced personnel costs and lower third-party service expenses, partially offset by unfavorable foreign exchange variations.

In 1H25, SG&A expenses amounted to US$68 million, up 6% compared to 1H24, mainly due to higher legal, insurance, and personnel expenses, partially offset by foreign exchange gains.

Adjusted EBITDA

In 2Q25, Adjusted EBITDA was US$161 million, down 22% from US$206 million in 2Q24. This decrease was primarily driven by (i) US$62 million negative impact from higher costs, mainly attributed to increased consumption of calcine inventory build-up in 1Q25 at Cajamarquilla due to scheduled maintenance for 2Q25, lower TCs from third-party concentrates, and higher operational costs at our Brazilian smelters, as well as at Vazante and Aripuanã mines; (ii) lower metal sales volume at our Brazilian smelting units, which contributed to a US$8 million decrease (partially offset by higher sales volume at Cajamarquilla and higher zinc oxide sales at Três Marias); and (iii) a negative net price effect of US$3 million, primarily attributed to lower zinc prices. These negative impacts were partially offset by (iv) a positive impact in other variations of US$10 million, reflecting lower inventory turnover provision, in addition to the positive impact of the Morro Agudo sale (associated with provisions and costs recognized in 2Q24); (v) higher by-products contribution of US$9 million, mainly due to higher silver, gold and sulphuric acid prices, as well as higher copper cement sales volume, partially offset by lower lead and copper sales volumes; and (vi) a positive impact of US$8 million from foreign exchange variations.

16

Earnings Release 2Q25

Compared to 1Q25, Adjusted EBITDA increased by 28%. This increase was mainly attributed to (i) higher by-products contribution of US$30 million, reflecting higher mining sales volumes across all metals, combined with higher copper, silver, and gold prices, and increased copper cement sales volume in Cajamarquilla; (ii) higher smelting sales volume of US$19 million across all smelters; and (iii) a positive impact of US$18 million in other variations, primarily related to higher cash dividends received from Enercan, lower tax contingency provisions at Cajamarquilla, and reduced inventory turnover provision at Aripuanã. These positive impacts were partially offset by (iv) a negative net price effect of US$18 million, mainly resulting from lower zinc prices and an unfavorable hedge effect; (v) higher costs amounting to US$7 million, primarily due to higher TCs from third-party concentrates; and (vi) negative impact of US$6 million from foreign exchange variations.

For 1H25, Adjusted EBITDA was US$286 million compared to US$335 million for the same period a year ago. This decrease was primarily driven by lower metal sales volume and higher costs at our Brazilian units, partially offset by increased sales volume at Cajamarquilla and zinc oxide at Três Marias. These negative factors were partially offset by stronger by-products contribution, higher zinc prices, and the positive impact from foreign exchange variations.

17

Earnings Release 2Q25

Net Income (Loss) reconciliation to Adjusted EBITDA

US$ million	2Q25	1Q25	2Q24	1H25	1H24
Net Income (loss)	13.3	28.7	(70.0)	42.0	(82.0)
Depreciation and amortization	76.6	65.8	74.3	142.4	151.3
Share in the results of associates	(4.4)	(4.9)	(5.3)	(9.3)	(11.1)
Net financial results	27.9	0.6	118.5	28.5	186.4
Income tax benefit (expense)	23.2	29.5	(23.0)	52.7	(23.4)
EBITDA	136.5	119.8	94.4	256.3	221.2
Changes in fair value of offtake agreement (2)	2.4	10.5	17.2	12.8	19.0
Impairment loss (reversal) of long-lived assets (3)	2.0	0.3	60.2	2.3	43.0
Ramp-up expenses of greenfield projects (Aripuanã) (4)	0.0	0.0	11.3	0.0	25.2
Impairment (reversal) of other assets (5)	0.0	0.0	0.0	0.0	0.3
Gain (Loss) on sale and write-off of property, plant and equipment (6)	(0.4)	0.1	0.0	(0.3)	0.2
Remeasurement in estimates of asset retirement obligations (7)	6.9	0.8	14.8	7.7	17.4
Remeasurement adjustment of streaming agreement (8)	0.0	0.0	0.0	0.0	0.0
Changes in fair value of energy forward contracts (9)	3.1	(6.2)	(3.8)	(3.1)	(8.2)
Tax voluntary disclosure – Value added tax ("VAT") matters (10)	0.0	0.0	0.0	0.0	0.0
Other restoration obligations (11)	0.2	(0.1)	(0.2)	0.1	1.1
Divestment and restructuring (12)	0.0	0.0	2.4	0.0	5.6
Dividends received in cash (13)	10.1	0.0	9.7	10.1	9.7
Adjusted EBITDA (1)	160.6	125.2	206.1	285.8	334.5

(1) Adjusted EBITDA excludes the items presented above in the “Net Income (Loss) reconciliation to Adjusted EBITDA.” For details on segment definition and accounting policy, please refer to explanatory note 2 – “Information by business segment” in the “Condensed consolidated interim financial statements at and for the three and six-month periods ended on June 30, 2025.”

(2) Non-cash adjustment: Derivative financial instrument related to the “Offtake agreement” described in the section “Others—Offtake agreement” of this earnings release.

(3) Non-cash adjustment: Cash generating unit and individual PP&E assets impairment loss (reversal). Please refer to “Others – Impairment” section in this Earnings Release for further details.

(4) Expenses related to pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects which have not achieved their expected production capacity. Commencing in July 2024, these effects were no longer included since, at the end of June 2024 it reached the final stage of its ramp-up phase, transitioning to an ongoing operation.

(5) Non-cash adjustment: Value-added-taxes impairment loss.

(6) Non-cash adjustment: Results from sale and disposal of certain non-current assets.

(7) Non-cash adjustment: Asset retirement obligation remeasurement of discount rate and updated studies that are not subject to capitalization.

(8) Non-cash adjustment: Remeasurement of contractual obligation related to the forward sale contract of Cerro Lindo's Silver contained in the ore.

(9) Non-cash adjustment: The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of our subsidiary, Pollarix and Nexa Energy.

(10) Expenses related to the impact of accruals related to VAT matters.

(11) Non-cash adjustment: Expenses related to the remeasurement of provision related to estimated costs of anticipated additional obligations in relation to certain inactive industrial waste containment structures in Brazil that have been closed for more than 20 years and that do not contain mining tailings, water or liquid waste.

(12) Expenses related to the effects of obligations of restructuring and divestment related to assets held for sale.

(13) Amount in cash dividend received from associates (currently, Enercan is our only associate), as our management considers this dividend part of the analysis of our energy costs.

Net financial results

Net financial results for 2Q25 amounted to a loss of US$28 million, compared to a loss of US$0.6 million in 1Q25. This increase was primarily driven by higher financial expenses related to bond repurchases and early redemption, lower returns on financial investments, as well as lower financial income, mainly due to higher monetary adjustments recorded in 1Q25, resulting from provision reversals and interest updates related to a commercial advance agreement. These effects were partially offset by foreign exchange gains, reflecting the 5% appreciation of the Brazilian real against the U.S. dollar3.

3 In 2Q25, the Brazilian real / U.S. dollar (end of period) exchange rate was R$5.457/US$1.00 compared to R$5.742/US$1.00 in 1Q25.

18

Earnings Release 2Q25

Foreign exchange variations had a positive impact of US$32 million in 2Q25, compared to US$44 million in 1Q25.

Excluding foreign exchange variations, net financial expenses totaled US$60 million in 2Q25 from US$45 million in the previous quarter.

US$ thousand	2Q25	1Q25	2Q24

Financial income	5,505	8,856	6,775

Financial expenses	(73,168)	(54,711)	(62,506)

Other financial items, net	39,802	45,255	(62,734)
Foreign exchange gain (loss)	31,732	44,372	(63,766)

Net financial result	(27,861)	(600)	(118,465)
Net financial result excluding FX	(59,593)	(44,972)	(54,699)

Net Income (Loss)

In 2Q25, net income amounted to US$13 million, compared to a net loss of US$70 million in 2Q24 and net income of US$29 million in 1Q25. The quarter-over-quarter decrease was primarily driven by higher financial expenses related to bond repurchases and early redemption expenses, as well as lower financial income. These effects were partially offset by the 5% appreciation of the Brazilian real against the U.S. dollar. In 1H25, net income totaled US$42 million, compared to a net loss of US$82 million in 1H24.

Net Income attributable to Nexa’s shareholders totaled US$1 million in 2Q25, bringing the 1H25 total to US$13 million. This resulted in basic and diluted earnings per share of US$0.01 in the quarter and US$0.10 in 1H25.

Excluding miscellaneous adjustments, as detailed in the Net Income (Loss) reconciliation to Adjusted EBITDA section, adjusted net income in the quarter was US$37 million, totaling US$72 million in 1H25.

Adjusted Net Income attributable to Nexa’s shareholders amounted to US$15 million in 2Q25 and US$36 million in 1H25, corresponding to adjusted basic and diluted earnings per share of US$0.11 in the quarter and US$0.27 in 1H25.

US$ million (except where otherwise indicated)	2Q25	1Q25	2Q24	1H25	1H24
Net Income (loss)	13.3	28.7	(70.0)	42.0	(82.0)
Attributable to Nexa's shareholders	1.1	11.8	(77.0)	12.9	(101.4)
Attributable to non-controlling interests	12.2	16.9	7.0	29.1	19.4
Basic and diluted earnings (loss) per share	0.01	0.09	(0.58)	0.10	(0.77)

Miscellaneous adjustments (1)	24.1	5.4	111.6	29.6	113.3
Attributable to Nexa's shareholders	13.9	9.5	95.9	23.4	99.4

19

Earnings Release 2Q25

US$ million (except where otherwise indicated)	2Q25	1Q25	2Q24	1H25	1H24
Attributable to non-controlling interests	10.2	(4.1)	15.7	6.2	13.9
Basic and diluted miscellaneous adjustments per share	0.10	0.07	0.72	0.18	0.75

Adjusted net income	37.4	34.2	41.7	71.6	31.3
Attributable to Nexa's shareholders	15.0	21.4	18.9	36.3	(2.0)
Attributable to non-controlling interests	22.5	12.8	22.8	35.2	33.3
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439
Adjusted basic and diluted earnings (loss) per share	0.11	0.16	0.14	0.27	(0.01)

(1) Miscellaneous adjustments include: (i) Changes in fair value of the offtake agreement; (ii) Impairment loss (reversal) of long-lived assets; (iii) Ramp-up expenses of greenfield projects (Aripuanã); (iv) Impairment (reversal) of other assets; (v) Gain (loss) on sale and write-off of property, plant and equipment; (vi) Remeasurement in estimates of asset retirement obligations; (vii) Remeasurement adjustment of streaming agreement; (viii) Changes in fair value of energy forward contracts; (ix) Tax voluntary disclosure – VAT matters; (x) Other restoration obligations; (xi) Divestment and restructuring; and (xii) Dividends received in cash.

20

Earnings Release 2Q25

Business Performance

Mining segment

Consolidated		2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
Ore Mined	kt	3,321	2,983	3,216	3.3%	6,304	6,479	(2.7%)
Treated Ore	kt	3,285	3,048	3,281	0.1%	6,333	6,674	(5.1%)

Grade
Zinc	%	2.64	2.62	2.99	(35 bps)	2.63	3.00	(37 bps)
Copper	%	0.36	0.34	0.38	(3 bps)	0.35	0.35	(0 bps)
Lead	%	0.59	0.54	0.65	(6 bps)	0.56	0.67	(11 bps)
Silver	oz/t	1.07	1.05	1.12	(4.9%)	1.06	1.13	(6.7%)
Gold	oz/t	0.005	0.005	0.006	(9.4%)	0.005	0.006	(13.2%)

Production | metal contained
Zinc	kt	73.5	67.3	83.3	(11.7%)	140.9	170.8	(17.5%)
Copper	kt	9.1	7.6	9.7	(6.5%)	16.7	17.2	(3.0%)
Lead	kt	15.2	12.7	16.7	(9.1%)	27.9	35.0	(20.3%)
Silver	MMoz	2.7	2.4	2.8	(5.6%)	5.1	5.8	(12.7%)
Gold	koz	8.9	8.3	8.6	4.2%	17.3	17.2	0.1%
Zinc Equivalent (1)	kt	149.9	133.4	164.6	(8.9%)	283.2	328.4	(13.8%)

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver, and gold contents to a zinc equivalent grade, assuming 2024 LME average prices: Zn: US$1.26/lb; Cu: US$4.15/lb; Pb: US$0.94/lb; Ag: US$28.3/oz; Au: US$2,386/oz.

In 2Q25, treated ore volume reached 3,285kt, remaining flat year-over-year. Operational challenges occurred in 1Q25 (atypical heavy rainfall in the Pasco region, combined with water volumes at Aripuanã with precipitation volumes averaging 30% higher than in previous years), impacted overall ore availability. Additionally, Vazante faced restricted access to higher-grade zones in March, with delays extending into April. These headwinds were partially offset by Cerro Lindo’s strong performance (+11%), while El Porvenir and Atacocha remained stable, Aripuanã declined by 18%, and Vazante slightly decreased by 2%.

Sequentially, treated ore volume increased 8% compared to 1Q25, supported by improved performance at Cerro Lindo (+9%), El Porvenir (+6%), Atacocha (+23%), while Vazante and Aripuanã remained relatively flat.

Zinc equivalent production reached 150kt in 2Q25, down 9% compared to 2Q24 and up 12% compared to 1Q25. Head grades presented mixed trends: zinc averaged 2.64% (down 35bps from 2Q24 and up 2bps from 1Q25), copper was 0.36% (down 3bps year-over-year and up 2bps quarter-over-quarter), lead declined 6bps from 2Q24 and increased 5bps from 1Q25, while silver averaged 1.07oz/t (down 5% year-over-year and up 2% quarter-over-quarter).

Zinc production totaled 74kt in the period, down 12% from 2Q24, mainly due to lower output at Vazante and Aripuanã (in line with our revised 2025 guidance), partially offset by higher output at Atacocha and El Porvenir. Compared to 1Q25, zinc production rose 9%, driven by improved performance at the Peruvian operations.

Copper production in 2Q25 reached 9kt, down 6% compared to 2Q24, primarily due to lower output at Cerro Lindo, and up 20% compared to 1Q25, supported by higher volumes from Cerro Lindo and Aripuanã.

21

Earnings Release 2Q25

Lead production in 2Q25 amounted to 15kt, a 9% decline year-over-year, mainly due to lower production at Aripuanã and Cerro Lindo, while increased 20% quarter-over-quarter due to positive contribution across all units.

In 1H25, treated ore volume totaled 6,333kt (-5% versus 1H24). Zinc average grade declined 37bps to 2.63%, leading to total zinc production of 141kt, 18% lower than in 1H24. Copper output dropped 3%, while lead production fell by 20% to 28kt.

Cerro Lindo, Peru

Cerro Lindo (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Ore Mined	kt	1,640	1,487	3,128	1,537	1,593	1,484	1,457	2,941
Treated Ore	kt	1,630	1,498	3,128	1,577	1,560	1,472	1,471	2,943

Grade

Zinc	%	1.60	1.31	1.46	1.11	1.67	1.86	1.87	1.87
Copper	%	0.52	0.51	0.52	0.60	0.56	0.66	0.51	0.59
Lead	%	0.22	0.20	0.21	0.19	0.30	0.31	0.44	0.38
Silver	oz/t	0.78	0.78	0.78	0.80	0.89	0.92	1.14	1.03
Gold	oz/t	0.002	0.002	0.002	0.002	0.003	0.002	0.003	0.003

Production | metal contained

Zinc	kt	23.3	17.0	40.3	14.7	23.1	24.1	24.3	48.4
Copper	kt	7.2	6.4	13.6	8.1	7.5	8.4	5.9	14.3
Lead	kt	2.5	2.0	4.6	2.0	3.7	3.3	4.9	8.2
Silver	MMoz	0.9	0.9	1.8	0.9	1.1	1.0	1.3	2.3
Gold	koz	1.0	1.1	2.1	1.4	1.3	1.0	1.2	2.2

Zinc sales	kt	22.7	16.9	39.6	14.6	24.1	24.4	22.8	47.3

Costs

Cost of sales	US$ mm	79.3	81.2	160.6	82.6	88.5	92.9	84.9	177.8
Cost ROM (2)	US$/t	37.9	40.7	39.2	35.8	40.5	45.8	41.6	43.7
Cash cost (1)	US$/lb	(0.61)	(0.40)	(0.52)	(0.77)	(0.36)	(0.58)	(0.23)	(0.41)
Sustaining cash cost (1)	US$/lb	(0.35)	(0.09)	(0.24)	(0.22)	(0.15)	(0.36)	(0.06)	(0.22)

CAPEX	US$ mm

Sustaining		12.7	11.5	24.2	16.1	11.0	11.5	8.5	20.0
Other		0.3	0.0	0.4	1.7	0.2	0.1	0.0	0.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 2Q25, treated ore volume totaled 1,630kt, up 11% year-over-year and 9% quarter-over-quarter, reflecting consistent operations.

22

Earnings Release 2Q25

Zinc production of 23kt declined 4% year-over-year due to mining in lower-grade zones, as anticipated in the mine sequencing plan. On a quarter-over-quarter basis, zinc output rose 37%, supported by increased ore throughput and access to higher-grade areas during the period.

Average zinc grade was 1.60%, 26bps lower than in 2Q24, and improved 29bps compared to 1Q25, in line with expected ore variability.

Copper production totaled 7.2kt, down 14% from 2Q24, primarily due to lower grades. Compared to 1Q25, production increased by 13%, driven by improved access to higher-grade ore. The average copper grade was 0.52%, versus 0.66% in 2Q24 and 0.51% in 1Q25.

Lead production totaled 3kt, down 24% year-over-year, also reflecting lower grades. Compared to 1Q25, lead output increased 23%, supported by access to more favorable mining zones and improved recovery rates.

In the first six months of 2025, zinc production totaled 40kt, down 17% compared to 1H24, mainly reflecting expected variation of Cerro Lindo’s mine plan. Copper output declined 5% to 14kt, while lead production decreased 45% to 5kt, both attributed to lower average grades.

Cost

Run-of-mine mining cost was US$38/t in the quarter, a decrease of 17% year-over-year and 7% quarter-over-quarter. These improvements reflect higher treated ore volumes, along with lower fixed costs, and operational efficiency gains.

Cash cost net of by-products was US$(0.61)/lb in 2Q25, compared to US$(0.58)/lb in 2Q24 and US$(0.40)/lb in 1Q25, reflecting lower operating costs, higher by-products contribution driven by higher prices, and increased zinc volumes.

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$13 million, primarily allocated to mine development activities, totaling US$24 million in 1H25.

El Porvenir, Peru

El Porvenir (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Ore Mined	kt	536	512	1,048	548	571	538	530	1,068
Treated Ore	kt	537	508	1,045	574	564	538	530	1,068

Grade

Zinc	%	2.86	2.64	2.75	2.54	2.58	2.56	2.76	2.66
Copper	%	0.16	0.16	0.16	0.13	0.14	0.14	0.16	0.15
Lead	%	1.52	1.33	1.43	1.53	1.35	1.41	1.48	1.44
Silver	oz/t	2.53	2.36	2.45	2.73	2.34	2.42	2.47	2.45
Gold	oz/t	0.009	0.009	0.009	0.011	0.009	0.009	0.011	0.010

Production | metal contained

Zinc	kt	13.6	11.9	25.4	12.9	12.8	12.1	12.9	24.9
Copper	kt	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.2
Lead	kt	7.0	5.8	12.8	7.5	6.4	6.4	6.6	13.0
Silver	MMoz	1.2	1.0	2.2	1.3	1.1	1.1	1.1	2.2

23

Earnings Release 2Q25

El Porvenir (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24
Gold	koz	2.0	1.8	3.8	2.3	1.8	1.7	2.2	3.9

Zinc sales	kt	13.2	12.0	25.2	12.9	12.6	12.0	12.7	24.8

Costs

Cost of sales	US$ mm	44.8	39.1	83.9	60.5	51.2	50.2	49.0	99.2
Cost ROM (2)	US$/t	63.3	61.4	62.4	66.6	63.1	65.7	62.0	63.8
Cash cost (1)	US$/lb	(0.39)	(0.10)	(0.25)	(0.04)	0.18	(0.05)	0.24	0.10
Sustaining cash cost (1)	US$/lb	0.50	0.30	0.40	1.04	0.52	0.40	1.14	0.78

CAPEX	US$ mm

Sustaining		25.7	10.5	36.3	30.1	9.1	12.0	25.2	37.2
Other		0.2	0.0	0.2	0.6	0.3	0.0	0.0	0.0

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 2Q25, treated ore volume reached 537kt, flat year-over-year and up 6% quarter-over-quarter, as operations normalized following atypical rainfall disruptions in the Pasco region, which had temporarily constrained production in 1Q25.

Zinc production totaled 14kt in the quarter, up 12% from 2Q24 and 14% from 1Q25 due to increased ore processing volumes and higher grades, starting a rebound from the weather-affected performance in the previous quarter.

Lead production increased by 9% compared to 2Q24 and 21% compared to 1Q25, while silver output rose 5% year-over-year and 13% quarter-over-quarter. These improvements were mainly attributed to higher throughput and stable operational performance in the period.

In the first six months of 2025, zinc production totaled 25kt, up 2% compared to 1H24. Lead and silver production slightly decreased by 2% to 13kt and by 1% to 2.2MMoz, respectively, reflecting grade variability and weather-related impacts experienced earlier in the year.

Cost

Run-of-mine mining cost was US$63/t in the quarter, decreasing by 4% compared to 2Q24, reflecting lower operating costs (such as personnel and mineral transportation expenses). Compared to 1Q25, run-of-mine mining cost increased by 3%, mainly driven by higher operating costs related to drilling services.

Cash cost net of by-products in 2Q25 decreased to US$(0.39)/lb compared to US$(0.05)/lb in 2Q24. This improvement was driven by higher zinc volumes, lower TCs and reduced operating costs. Compared to 1Q25, cash cost decreased by US$0.29/lb, primarily due to higher zinc output and increased by-products contribution (lead and silver).

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$26 million, primarily related to mine development activities and ongoing work on tailings dam as part of Phase I of the Cerro Pasco Integration Project, totaling US$36 million in 1H25.

24

Earnings Release 2Q25

Atacocha, Peru

Atacocha (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Ore Mined	kt	383	312	695	422	365	379	347	725
Treated Ore	kt	383	312	695	389	398	379	347	725

Grade

Zinc	%	0.98	0.98	0.98	0.88	0.98	0.86	0.89	0.87
Lead	%	1.03	0.88	0.96	0.93	1.14	0.90	0.81	0.86
Silver	oz/t	0.97	0.84	0.91	0.92	1.18	0.98	1.02	1.00
Gold	oz/t	0.011	0.011	0.011	0.011	0.012	0.010	0.008	0.009

Production | metal contained

Zinc	kt	3.1	2.5	5.6	2.7	2.9	2.4	2.4	4.8
Lead	kt	3.4	2.3	5.7	3.1	3.9	2.9	2.3	5.3
Silver	MMoz	0.3	0.2	0.5	0.3	0.4	0.3	0.3	0.6
Gold	koz	2.6	2.0	4.6	2.7	2.9	2.1	1.4	3.5

Zinc sales	kt	3.0	2.5	5.5	2.7	3.0	2.4	2.1	4.5

Costs

Cost of sales	US$ mm	23.6	20.2	43.8	24.5	28.3	16.5	16.3	32.8
Cost ROM (2)	US$/t	34.6	39.9	37.0	41.3	35.2	32.5	33.8	33.1
Cash cost (1)	US$/lb	(0.87)	(0.41)	(0.66)	(0.53)	(0.93)	(1.05)	0.05	(0.53)
Sustaining cash cost (1)	US$/lb	(0.28)	0.00	(0.15)	(0.10)	(0.50)	(0.40)	0.95	0.24

CAPEX	US$ mm

Sustaining		3.9	2.2	6.2	2.2	2.9	3.4	4.2	7.6
Other		0.0	0.0	0.0	0.4	0.0	-	0.0	0.0

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

Treated ore volume in 2Q25 totaled 383kt, up 1% year-over-year and a sharp 23% quarter-over-quarter increase. This improvement reflects the successful recovery from weather-related disruptions in 1Q25.

Zinc production rose to 3.1kt, up 29% from 2Q24 and 24% from 1Q25, driven by both higher treated ore volumes and consistent ore quality.

The average zinc grade improved to 0.98%, up 13bps year-over-year and stable quarter-over-quarter.

Lead production climbed to 3.4kt, up 16% compared to 2Q24 and 47% compared to 1Q25. Silver production totaled 308koz, up 7% from 2Q24 and 49% from 1Q25, primarily due to higher silver grades in the ore mined during the period.

25

Earnings Release 2Q25

In 1H25, treated ore volume totaled 695kt, down 4% compared to the same period last year due to the 1Q25 weather impact. Zinc and lead production increased by 17% to 5.6kt and 9% to 5.7kt, respectively, while silver decreased by 8% to 515koz, due to grade variability in early 2025.

Cost

Run-of-mine mining cost was US$35/t in the quarter, up 7% from 2Q24, primarily driven by higher maintenance and third-party service costs. Compared to 1Q25, run-of-mine mining cost decreased by 13% due to increased treated ore volumes, lower operating costs (mainly related to maintenance activities), and lower variable costs.

Cash cost net of by-products was US$(0.87)/lb in 2Q25, increased by US$0.18/lb from 2Q24 due to broader operational cost pressures. Compared to 1Q25, cash cost decreased by US$0.46/lb, supported by higher by-products (lead and silver) contribution and increased zinc sales volumes.

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$4 million, mainly allocated to road infrastructure investments, totaling US$6 million in 1H25.

Vazante, Brazil

Vazante (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Ore Mined	kt	403	361	764	398	384	381	374	755
Treated Ore	kt	434	430	864	450	449	444	427	871

Grade

Zinc	%	7.69	8.29	7.99	8.78	9.39	9.18	9.55	9.36
Lead	%	0.29	0.29	0.29	0.30	0.29	0.28	0.26	0.27
Silver	oz/t	0.57	0.66	0.61	0.69	0.62	0.62	0.58	0.60

Production | metal contained

Zinc	kt	27.4	29.8	57.2	34.0	36.4	35.2	35.2	70.4
Lead	kt	0.2	0.2	0.4	0.2	0.3	0.3	0.1	0.4
Silver	MMoz	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.2

Zinc sales	kt	27.4	29.8	57.2	34.0	36.4	35.2	35.2	70.4

Costs

Cost of sales	US$ mm	34.2	30.7	64.9	29.1	31.0	31.6	33.2	64.8
Cost ROM (2)	US$/t	51.0	41.1	46.1	46.8	51.7	48.6	46.1	47.4
Cash cost (1)	US$/lb	0.56	0.53	0.55	0.46	0.48	0.49	0.53	0.51
Sustaining cash cost (1)	US$/lb	0.68	0.61	0.64	0.55	0.54	0.58	0.61	0.59

CAPEX	US$ mm

Sustaining		6.3	5.2	11.5	6.6	4.8	7.3	5.9	13.2
Other		0.7	0.3	1.1	0.9	0.4	0.9	0.7	1.6

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

26

Earnings Release 2Q25

In 2Q25, treated ore volume was 434kt, down 2% year-over-year and up 1% quarter-over-quarter. This result reflected the reduced ore extraction in March 2025, with delays extending into April and impacting 2025 guidance. The impact was partially offset by increased tailings reprocessing and stockpile utilization, albeit at lower average grades. Performance improved significantly in June.

Zinc production totaled 27kt, down 22% from 2Q24 and 8% from 1Q25, primarily driven by mining activities in lower-grade areas due to geotechnical constraints in 1Q25, which limited access to planned higher-grade zones in March and April, in line with our revised 2025 guidance. Access to these areas was prioritized in June, yielding very positive results, and they are expected to remain a focus in 2H25.

The average zinc grade for the quarter was 7.69%, down 149bps from 2Q24 and 60bps from 1Q25.

Lead production totaled 0.2kt, down from 0.3kt in 2Q24 and relatively flat compared to 1Q25. Silver production reached 0.1MMoz, down 35% year-over-year and 16% quarter-over-quarter, reflecting lower ore grades in line with planned stope sequencing.

In 1H25, treated ore volume totaled 864kt, down 1% from the same period of last year. Zinc production decreased by 19% to 57kt from 70kt in 1H24.

Cost

Run-of-mine mining cost was US$51/t in 2Q25, increased by 5% compared to US$49/t in 2Q24 and 24% compared to US$41/t in 1Q25. This result was mainly attributed to higher maintenance activity following the geotechnical constraints in 1Q25, and higher variable costs for underground operating services.

Cash cost net of by-products was US$0.56/lb in 2Q25, up 16% compared to 2Q24, mainly driven by the lower zinc sales volume. Compared to 1Q25, cash cost increased by US$0.03/lb, primarily due to increased operational costs and geotechnical challenges, which affected overall grades.

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$6 million, primarily allocated to mine development activities, totaling US$12 million in 1H25.

Aripuanã, Brazil

Aripuanã (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Ore Mined	kt	358	311	669	276	513	359	299	658
Treated Ore	kt	301	300	601	377	410	367	322	689

Grade

Zinc	%	2.70	2.70	2.70	4.05	2.77	2.99	3.11	3.04
Copper	%	0.77	0.58	0.67	0.42	0.59	0.54	0.70	0.65
Lead	%	0.79	0.86	0.82	1.53	0.92	1.05	0.97	1.07
Silver	oz/t	0.86	0.93	0.89	1.68	0.98	1.07	0.91	1.05
Gold	oz/t	0.016	0.017	0.017	0.016	0.012	0.018	0.026	0.023

Production | metal contained

Zinc	kt	6.1	6.2	12.3	9.3	7.5	7.7	7.2	14.9
Copper	kt	1.8	1.2	3.0	1.0	1.7	1.3	1.5	2.8
Lead	kt	2.1	2.3	4.4	4.6	2.7	3.2	2.6	5.8

27

Earnings Release 2Q25

Aripuanã (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24
Silver	MMoz	0.2	0.2	0.4	0.3	0.3	0.3	0.2	0.5
Gold	koz	3.4	3.4	6.8	3.0	3.4	3.7	4.0	7.7

Zinc sales	kt	6.1	6.2	12.3	-	-	-	-	-

Costs

Cost of sales	US$ mm	50.7	44.2	94.9	-	-	-	-	-
Cost ROM (2)	US$/t	109.0	79.3	94.2	-	-	-	-	-
Cash cost (1)	US$/lb	0.33	0.56	0.45	-	-	-	-	-
Sustaining cash cost (1)	US$/lb	1.62	0.95	1.28	-	-	-	-	-

CAPEX	US$ mm

Sustaining		17.3	5.1	22.4	8.6	5.9	9.6	14.4	24.1
Other		0.0	0.2	0.2	1.5	2.0	0.4	0.2	0.6

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per mine. For a cash cost reconciliation to COGS, please refer to Appendix – All in Sustaining Cash Cost | Mining.

(2) Our cost per ROM is measured with respect to treated ore volume. Refer to “Use of Non-IFRS Financial Measures” for further information.

In 2Q25, treated ore volume totaled 301kt, down 18% from 367kt in 2Q24 and relatively stable compared to 1Q25. Utilization capacity averaged 53% for the quarter, with peak daily rates occasionally exceeding 70-75%. Zinc production reached 6.1kt, down 20% from 7.7kt in 2Q24 and 1% from 6.2kt in 1Q25.

This performance primarily reflected increased plant downtime in the period, a reflection of operational constraints in 1Q25, resulting partially from the increased rainfall volumes compounded by higher workforce turnover and maintenance challenges. Performance improved following the revamp of the tailings filter circuit and mill liner maintenance.

At the end of 2Q25, zinc recovery stood at 75%, versus 70% in 2Q24 and 77% in 1Q25.

Copper production totaled 1.8kt in 1Q25, up 39% year-over-year and 56% quarter-over-quarter, supported by improved copper grades and higher recovery rates.

Copper recovery reached 79% in 2Q25, compared to 66% in 2Q24 and 68% in 1Q25.

In 1H25, zinc production totaled 12kt, down from 15kt in the same period last year. Copper output reached 3.0kt, up from 2.8kt, while lead production totaled 4.4kt, down from 5.8kt.

Looking ahead, we anticipate progressive improvements in plant performance with targeted feed rates exceeding 130kt per month. The operation remains focused on continuous improvement initiatives, with an emphasis on addressing current limitations in the tailings filter circuit and workforce stability challenges. While capacity has significantly improved since the start of operations, certain bottlenecks and constraints persist and are being addressed. As previously announced, a fourth tailings filter has been procured and is currently in manufacturing, with delivery and installation anticipated in 2H25, and commissioning scheduled for 1H26. This upgrade is expected to further enhance utilization capacity and operational stability, particularly during seasonal rainfall periods.

Cost

Run-of-mine mining cost was US$109/t in 2Q25, increasing by 37% compared to US$79/t in 1Q25. This result was mainly attributed to higher operational costs related to maintenance and variable costs (plant stabilization).

28

Earnings Release 2Q25

Cash cost net of by-products was US$0.33/lb in 2Q25, down US$0.23/lb compared to 1Q25 mainly due to higher by-products contributions and lower TCs, which were partially offset by higher operating costs associated with maintenance. We anticipate a reduction in unitary costs in the 2H25 as we enhance plant capacity and increase sales volume, thereby improving operational efficiency and cost-effectiveness.

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$17 million, mainly related to mine development, maintenance activities, repairs and refurbishment of critical components, and continued progress on the tailings filter expansion project, totaling US$22 million in 1H25.

Financial performance

US$ million	2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
Net Revenues	353.3	313.2	377.3	(6.4%)	666.6	671.3	(0.7%)
Cost of Sales (1)	(231.3)	(215.0)	(256.5)	(9.8%)	(446.3)	(507.9)	(12.1%)
Gross Profit	122.0	98.3	120.9	1.0%	220.3	163.4	34.8%
Adjusted EBITDA	135.0	93.7	136.2	(0.9%)	228.7	214.2	6.8%
Adjusted EBITDA Mrg.	38.2%	29.9%	36.1%	2.1pp	34.3%	31.9%	2.4pp

Note: Financial performance pre intersegment eliminations.

Net revenues for the mining segment totaled US$353 million in 2Q25, down 6% compared to 2Q24. This decrease was mainly driven by lower sales volume due to reduced production, particularly at the Vazante and Aripuanã mines, and lower LME prices (except for silver), partially offset by a positive impact of lower TCs. Compared to 1Q25, net revenues increased by 13%, mainly due to higher sales volumes across all metals, supported by increased production at Cerro Lindo and Cerro Pasco, despite lower zinc prices.

In 1H25, net revenues totaled to US$667 million, in line with the same period a year ago. Lower sales volumes were offset by higher metal prices (except for lead) and lower TCs.

Cost of sales in 2Q25 was US$231 million, down 10% compared to 2Q24. This decrease was mainly attributed to reduced sales volumes. Compared to 1Q25, cost of sales was up by 8%, primarily due to higher sales volumes and increased operational costs, particularly at Aripuanã related to maintenance and variable costs (mainly services and materials).

In 1H25, cost of sales amounted to US$446 million, 12% lower compared to the same period a year ago, primarily reflecting lower sales volumes.

Reconciliation of realized prices

Revenues are recorded at provisional prices and, typically, an adjustment is then made after delivery, based on the pricing terms under the relevant contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the sale is concluded.

29

Earnings Release 2Q25

Adjusted EBITDA for the mining segment in 2Q25 totaled US$135 million, down 1% from US$136 million in 2Q24. This slight decrease was primarily attributed to (i) a negative net price effect of US$23 million, resulting from lower LME prices; (ii) a negative impact of US$14 million, primarily due to lower zinc sales volume at Vazante, Aripuanã, and Cerro Lindo; (iii) a negative impact of US$13 million in costs, mainly related to idleness adjustments at Aripuanã in 2Q24 (which are no longer adjusted since 3Q24). These reductions were partially offset by (iv) lower TCs amounting to US$16 million; (v) higher by-products contribution of US$16 million, mainly due to higher silver and gold prices, partially offset by lower silver sales volume; (vi) a positive impact of US$12 million in other variations, reflecting lower inventory turnover provision, in addition to the positive impact of the Morro Agudo sale (associated with provisions and costs recognized in 2Q24); and (vii) favorable foreign exchange variations of US$6 million.

Compared to 1Q25, Adjusted EBITDA increased by 44%. This performance was primarily driven by (i) a positive impact of US$27 million, primarily due to higher zinc and lead sales in our Peruvian mines, along with higher copper sales at Cerro Lindo and Aripuanã; (ii) increased by-products contribution of US$13 million, mainly attributed to higher silver and gold sales volume and prices; and (iii) an increase of US$10 million in other variations, mainly attributed to higher cash dividends received from Enercan, low inventory turnover provision, and lower environmental liabilities at Vazante and El Porvenir; and (iv) lower TCs amounting to US$7 million. These positive effects were partially offset by (v) a negative net price impact of US$15 million, due to lower zinc prices.

30

Earnings Release 2Q25

Run-of-mine cost, Cash cost and AISC 4

Consolidated cash cost		2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
Run-of-mine mining cost	US$/t	49.9	47.9	47.9	4.3%	49.0	46.2	5.9%
Cash cost net of by-products	US$/t	(240)	253	51	-	(3)	319	-
AISC net of by-products	US$/t	938	1,084	880	6.6%	1,008	1,233	(18.2%)
Cash cost net of by-products	US$/lb	(0.11)	0.11	0.02	-	(0.00)	0.14	-
AISC net of by-products	US$/lb	0.43	0.49	0.40	6.6%	0.46	0.56	(18.2%)

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.5 million in 1Q25 and US$1.2 million in 2Q25 in El Porvenir.

Run-of-mine mining cost was US$50/t in the quarter, up 4% both year-over-year and quarter-over-quarter, mainly due to higher operational costs related to Aripuanã plant stabilization. Excluding Aripuanã, run-of-mine mining cost was down 8% compared to 2Q24 due to lower operational costs (maintenance and third-party services), particularly at Cerro Lindo and El Porvenir, and remained broadly in line with 1Q25.

Cash cost net of by-products for the mining segment in 2Q25 decreased to US$(0.11)/lb compared to US$0.02/lb in 2Q24, as a result of lower operational costs, lower TCs, and favorable foreign exchange variations, partially offset by lower zinc volumes. Compared to 1Q25, cash cost also decreased, supported by higher by-products contribution and increased sales volumes.

AISC net of by-products in 2Q25 was US$0.43/lb, up 7% compared to 2Q24, primarily due to higher sustaining capital expenditures, and down 13% compared to 1Q25 due to lower cash cost.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All in Sustaining Cash Cost | Mining.”

4 Our cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

31

Earnings Release 2Q25

Smelting segment

Consolidated		2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
Production
Zinc metal	kt	129.4	124.5	143.6	(9.9%)	253.9	274.2	(7.4%)
Zinc oxide	kt	9.5	8.2	8.8	8.5%	17.8	16.5	8.0%
Total	kt	138.9	132.8	152.4	(8.8%)	271.7	290.6	(6.5%)
Sales
Zinc metal	kt	135.1	122.3	139.3	(3.0%)	257.4	270.3	(4.7%)
Zinc oxide	kt	10.0	7.8	8.7	15.2%	17.8	16.3	9.5%
Total	kt	145.1	130.1	148.0	(1.9%)	275.3	286.6	(3.9%)

In 2Q25, total production reached 139kt, down 9% year-over-year. This decrease is in line with our 2025 sales guidance, which anticipates an annual reduction of approximately 15kt compared to 2024, aimed at navigating a more volatile market environment and adjusting to overall lower TCs. On a quarter-over-quarter basis, production rose 5%, reflecting improved operational performance at Cajamarquilla and the successful implementation of recovery measures at Juiz de Fora following the fire incident in December 2024.

Zinc metal and oxide sales totaled 145kt in 2Q25, down by 2% compared to 2Q24, consistent with our strategic 2025 guidance. Compared to 1Q25, sales were up 12%, mainly driven by higher production volumes at Cajamarquilla and Juiz de Fora, along with increased zinc oxide output at Tres Marias in the period.

Cajamarquilla, Peru

Cajamarquilla (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Zinc metal production	kt	84.0	82.3	166.3	87.2	87.6	85.4	73.9	159.2
Global Recovery	%	94.3	94.4	90.3	93.5	94.4	93.8	95.8	94.8
Zinc metal sales	kt	87.2	81.1	168.2	83.7	86.9	83.7	72.7	156.4

Zinc content in products	kt	87.0	80.9	168.0	83.5	86.8	83.5	72.6	156.1

Cost of sales (2)	US$ mm	283	259	541	284	274	262	201	464
(-) Raw material		(192)	(208)	(399)	(212)	(206)	(181)	(142)	(322)
(+) By-product		(6.3)	(5.2)	(11.5)	(5.4)	(5.9)	(6.7)	(7.3)	(13.9)
(+/-) Consolidation effects		(20.6)	(3.1)	(23.7)	(22.9)	(0.2)	(14.7)	(11.7)	(26.4)
(+) Others		5.3	9.5	14.8	0.6	(5.9)	(9.6)	3.1	(6.5)
(=) Conversion cost	US$ mm	69.2	52.6	121.7	44.3	55.7	50.6	43.8	94.4
Conversion cost	US$/lb	0.36	0.29	0.33	0.24	0.29	0.27	0.27	0.27

Cash cost (1)	US$/lb	1.11	1.04	1.08	1.21	1.14	1.18	0.92	1.06
Sustaining cash cost (1)	US$/lb	1.17	1.09	1.13	1.28	1.19	1.24	0.99	1.13

CAPEX	US$ mm

Sustaining		10.9	7.5	18.4	11.0	8.7	11.4	11.7	23.2

32

Earnings Release 2Q25

Cajamarquilla (100% basis)	2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24
Other	0.2	0.3	0.6	0.5	1.2	0.8	0.4	1.1

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In 2Q25, production at the Cajamarquilla smelter reached 84kt, down 2% year-over-year. This slight decrease was primarily attributed to a 15-day scheduled shutdown, which included busbar replacement in the electrolysis circuit and planned roaster maintenance. Compared to 1Q25, production rose 2%, mainly driven by improved post-maintenance performance and higher calcine consumption levels in the period. This growth was achieved despite a 2.5-day partial labor strike in the last week of June, which ended after successful negotiations with worker’s union representatives.

Recovery rates averaged 94.3% in the quarter, up from 93.8% in 2Q24 and relatively flat with 94.4% in 1Q25, supported by ongoing process optimization initiatives.

Metal sales totaled 87kt in 2Q25, up 4% year-over-year and 8% quarter-over-quarter, driven by higher production volumes and improved demand, with export volumes at 5% above previous levels.

In 1H25, smelter production totaled 166kt, up 4% compared to 1H24. Smelter sales amounted to 168kt, up 8% from the same period last year.

Costs

In 2Q25, conversion cost was US$0.36/lb, up US$0.09/lb compared to 2Q24, primarily attributed to expenses associated with the scheduled roaster maintenance. Compared to 1Q25, conversion cost was up US$0.07/lb, driven by higher maintenance and variable costs.

Cash cost net of by-products in 2Q25 was US$1.11/lb, down 6% compared to US$1.18/lb in 2Q24. This decrease was mainly driven by the positive impact of lower zinc prices on raw materials costs and higher by-products contribution. Compared to 1Q25, cash cost increased by US$0.07/lb, mainly due to lower TCs, higher maintenance expenses and increased calcine inventory consumption.

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$11 million, primarily related to equipment acquisitions, repairs, and maintenance activities, totaling US$18 million in 1H25.

Três Marias, Brazil

Três Marias (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Zinc metal production	kt	28.5	31.0	59.5	34.4	35.8	36.3	37.5	73.8
Zinc oxide production	kt	9.5	8.2	17.8	8.4	9.7	8.8	7.7	16.5
Global Recovery	%	87.7	87.8	87.8	85.4	90.6	91.1	90.5	90.8
Zinc metal sales	kt	29.5	29.4	58.9	36.8	37.2	34.4	38.4	72.8
Zinc oxide sales	kt	10.0	7.8	17.8	8.1	10.1	8.7	7.6	16.3

Zinc content in products	kt	37.4	35.5	72.9	44.8	47.2	43.0	45.3	88.3

Cost of sales (2)	US$ mm	130	120	249	146	135	127	115	242
(-) Raw material		(58)	(64)	(122)	(88)	(73)	(67)	(55)	(122)
(+) By-product		(15.0)	(10.8)	(25.9)	(11.2)	(12.9)	(13.9)	(15.0)	(29.0)
(+/-) Consolidation effects		0.0	(0.1)	(0.1)	1.6	(1.2)	(0.3)	1.8	1.5

33

Earnings Release 2Q25

Três Marias (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24
(+) Others		(25.0)	(19.0)	(44.0)	(18.2)	(15.1)	(17.8)	(18.4)	(36.2)
(=) Conversion cost	US$ mm	31.5	25.9	57.4	30.5	32.4	28.0	28.1	56.1
Conversion cost	US$/lb	0.38	0.33	0.36	0.31	0.31	0.30	0.28	0.29

Cash cost (1)	US$/lb	1.43	1.39	1.41	1.33	1.14	1.21	1.02	1.11
Sustaining cash cost (1)	US$/lb	1.50	1.47	1.48	1.39	1.18	1.26	1.05	1.15

CAPEX	US$ mm

Sustaining		4.6	3.9	8.5	3.7	2.9	4.4	2.4	6.9
Other		1.1	2.5	3.6	1.7	0.7	0.8	0.8	1.6

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix – Conversion and All in Sustaining Cash Cost | Smelting.

(2) Cost of sales does not include resale operations from third parties.

In Três Marias, total production (zinc metal + oxide) reached 38kt in 2Q25, down 16% from 2Q24 and 3% from 1Q25. Zinc metal output continued to be affected by persistent hydrometallurgical challenges, particularly silicate-related instability, unsteady supply of concentrates from Aripuanã in addition to the quality variations in the concentrate purchase from third-parties, which are weighing on recovery rates over the past few quarters.

Maintenance activities were carried out in the period, lasting 33 days, as part of our ongoing efforts to address these operational challenges.

Additionally, slightly lower concentrate availability, driven by inventory drawdowns following reduced production at Vazante, also impacted performance, in line with our revised 2025 guidance.

Zinc oxide production totaled 9.5kt in 2Q25, up 9% from 2Q24 and 16% from 1Q25, supported by higher plan availability and improved market demand.

Recovery rates averaged 87.7% during the quarter, down from 91.1% in 2Q24 and relatively stable compared to 87.8% in 1Q25, reflecting ongoing process efficiency challenges.

Zinc metallic sales amounted to 29kt, down 14% year-over-year in line with lower production levels, while remained flat compared to 1Q25. Zinc oxide sales reached 10kt an increase of 15% and 29% compared to 2Q24 and 1Q25, respectively, reflecting favorable market conditions.

In 1H25, Três Marias total production amounted to 77kt, 14% lower compared to 1H24. Zinc metal sales fell 19% to 59kt, while zinc oxide sales increased 10% to 18kt.

Costs

In 2Q25, conversion cost was US$0.38/lb, up 29% and 16% compared to 2Q24 and 1Q25, respectively, primarily driven by increased maintenance activities and higher consumption of key inputs (such as steam and sulfuric acid) resulting from ongoing operational issues.

Cash cost net of by-products increased to US$1.43/lb in 2Q25, compared to US$1.21/lb in 2Q24 and US$1.39/lb in 1Q25. This increase was mainly explained by lower TCs and increased operational costs.

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$5 million, primarily allocated to the tailings dry stacking project and various minor sustaining investments, including roaster and pumping systems upgrades, totaling US$9 million in 1H25.

34

Earnings Release 2Q25

Juiz de Fora, Brazil

Juiz de Fora (100% basis)		2Q25	1Q25	1H25	4Q24	3Q24	2Q24	1Q24	1H24

Zinc metal production	kt	16.9	11.2	28.1	20.8	20.0	21.9	19.2	41.1
Global Recovery	%	92.5	94.5	93.3	94.9	94.7	94.4	91.6	93.1
Zinc metal sales	kt	18.4	11.9	30.3	23.2	18.7	21.2	19.8	41.1

Zinc content in products	kt	16.0	11.5	27.5	23.1	18.6	21.1	19.7	40.8

Cost of sales	US$ mm	60	46	105	76	66	66	59	125
(-) Raw material		(35)	(18)	(53)	(44)	(38)	(37)	(32)	(68)
(+) By-product		(0.5)	(0.5)	(1.0)	(0.4)	(0.6)	(0.4)	(1.1)	(1.6)
(+/-) Consolidation effects		0.8	(0.4)	0.4	1.6	(2.4)	(0.3)	(0.8)	(1.0)
(+) Others		(5.0)	(13.0)	(18.0)	(9.0)	(7.4)	(9.9)	(6.0)	(15.8)
(=) Conversion cost	US$ mm	20.3	13.9	34.2	23.9	18.1	18.5	19.5	38.0
Conversion cost	US$/lb	0.58	0.55	0.56	0.47	0.44	0.40	0.45	0.42

Cash cost (1)	US$/lb	1.40	1.39	1.40	1.27	1.31	1.21	1.12	1.16
Sustaining cash cost (1)	US$/lb	1.45	1.49	1.47	1.37	1.42	1.25	1.14	1.19

CAPEX	US$ mm

Sustaining		1.6	2.4	4.0	4.3	4.4	1.8	0.7	2.5
Other		0.2	0.1	0.3	0.8	0.2	0.1	0.1	0.2

(1) Our cash cost and sustaining cash cost are net of by-products credits, measured with respect to zinc sold per smelter. For a cash cost reconciliation to COGS, please refer to Appendix - Conversion and All in Sustaining Cash Cost | Smelting.

In 2Q25, production at Juiz de Fora reached 17kt, down 23% compared to 2Q24. This decline primarily resulted from the December fire incident that affected wet electro-filters A and B. Compared to 1Q25, production was up 51%, driven by the implementation of planned remediation measures throughout 1H25. The unit resumed its planned production capacity for the year as of mid-2025 and remains on track to sustain this level in 2H25.

Recovery rates averaged 92.5% during the quarter, down from 94.4% in 2Q24 and from 94.5% in 1Q25, consistent with the temporary operational constraints following the fire incident.

Zinc metal sales totaled 18kt in 2Q25, down 13% year-over-year due to production constraints. Compared to 1Q25, zinc metal sales increased 55%, reflecting higher production volumes in the period.

In the first six months of 2025, zinc metal production decreased 32% to 28kt, while sales reached 30kt, down 26% compared to 1H24, reflecting the temporary operational challenges in early 2025.

Costs

In 2Q25, conversion cost increased to US$0.58/lb, from US$0.40/lb in 2Q24, primarily due to lower zinc sales volume, higher energy costs, along with increased third-party services and input expenses, partially offset by favorable foreign exchange variations. Compared to 1Q25, conversion cost increased by US$0.03/lb, resulting from higher operational costs (personnel, maintenance, and variable services) and negative foreign exchange variations.

Cash cost net of by-products was US$1.40/lb in 2Q25, up from US$1.21/lb in 2Q24, mainly due to lower TCs and higher operational costs. Compared to 1Q25, cash cost net of by-products remained broadly stable.

35

Earnings Release 2Q25

CAPEX

In 2Q25, sustaining capital expenditures amounted to US$1.6 million, primarily allocated to equipment acquisition, replacement, and repair activities supporting the facility’s ongoing recovery, totaling US$4 million in 1H25.

Financial performance

US$ million	2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
Net Revenues	489.5	453.6	507.6	(3.6%)	943.1	926.0	1.8%
Cost of Sales	(476.8)	(424.4)	(449.9)	6.0%	(901.2)	(822.5)	9.6%
Gross Profit	12.7	29.1	57.7	(78.0%)	41.8	103.5	(59.6%)
Adjusted EBITDA	25.3	31.3	68.6	(63.1%)	56.6	119.3	(52.5%)
Adjusted EBITDA Mrg.	5.2%	6.9%	13.5%	(8.3pp)	6.0%	12.9%	(6.9pp)

Note: Financial performance pre intersegment eliminations.

Net revenues totaled US$489 million in 2Q25, down 4% compared to US$508 million in 2Q24, primarily driven by decreased sales volume at our Brazilian operations. Compared to the previous quarter, net revenues increased by 8%, mainly due to higher sales volume in Juiz de Fora and Cajamarquilla, which were partially offset by lower zinc prices.

In 1H25, net revenues amounted to US$943 million, 2% higher compared to the same period a year ago, primarily explained by higher zinc prices and higher by-products contribution, offsetting lower sales volume.

Cost of sales increased by 6% in 2Q25, totaling US$477 million compared to US$450 million in 2Q24. This increase was mainly due to lower TCs and increased operational costs (maintenance, third party and inputs costs), partially offset by lower sales volume. Compared to 1Q25, cost of sales increased by 12%, as a result of higher sales volume and lower TCs.

In 1H25, cost of sales amounted to US$901 million, 10% higher compared to the same period a year ago, primarily explained by higher zinc prices, lower TCs and increased operational costs.

Reconciliation of realized prices

Purchases of zinc in concentrate are recorded at provisional prices and, typically, an adjustment is made after delivery, which is based on the pricing terms provided for under the respective contract. In addition, the difference between the provisional and the final price received is recognized by adjusting the price in the period in which the purchase is concluded.

36

Earnings Release 2Q25

Sources of Zinc Concentrate to Nexa Smelters (kt) – 2Q25

In 2Q25, Nexa sourced 50% of its zinc concentrate from its own mines, with the remaining 50% supplied by third parties and secondary feed. The smelters use zinc concentrate as feedstock, primarily from our mines, applying a benchmark treatment charge (TC) for these operations. For third-party suppliers, TCs are based on the benchmark TC, spot TCs, or annually negotiated contracts, which have remained relatively stable throughout the year.

The 2025 benchmark TC, reportedly agreed between Korea Zinc and Teck in April 2025, was set at US$80/t of concentrate, down 52% from 2024 (US$165/t). The reference benchmark TCs for 2025, 2024 and 2023 were US$80/t, US$165/t, and US$274/t of concentrate, respectively. To mitigate market volatility, Nexa applies a three-year rolling average to TCs in most third-party concentrate purchase contracts, which are renewed at staggered intervals throughout the year. For 2025, only approximately 30% of our concentrate purchases (third-parties and own mines) are subject to the US$80/t benchmark, as most of our contracts were negotiated before April 2025, prior to the official benchmark being set. We expect a similar level of exposure in 2026.

Adjusted EBITDA for the smelting segment totaled US$25 million in 2Q25, down 63% compared to US$69 million in 2Q24. This decline was primarily attributed to (i) lower TCs of US$28 million; and (ii) a negative impact of US$23 million from higher costs – stemming from increased consumption of calcine inventory build-up in 1Q25 at Cajamarquilla due to scheduled maintenance for 2Q25, combined with a higher conversion cost; and (iii) lower sales volume of US$3 million resulting from lower production at our Brazilian smelters due to operational instabilities. These factors were partially offset by (iv) higher by-products contribution of US$8 million, primarily driven by increased copper cement sales volume and higher sulfuric acid prices in Cajamarquilla.

Compared to 1Q25, Adjusted EBITDA decreased by 19%, mainly driven by (i) lower TCs of US$15 million; and (ii) a negative net price effect of US$11 million, related to lower zinc prices. These factors were partially offset by (iii) higher by-products contribution of US$9 million, driven by increased copper cement sales volume in Cajamarquilla; and (iv) an increase of US$8 million in other variations, mainly due to higher cash dividend received from Enercan and lower tax contingency provisions in Cajamarquilla.

37

Earnings Release 2Q25

Conversion cost, Cash cost and AISC 5

Consolidated		2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
Smelting conversion cost	US$/t	862	722	658	31.1%	795	661	20.3%
Cash cost net of by-products	US$/t	2,703	2,576	2,623	3.0%	2,643	2,399	10.1%
AISC net of by-products	US$/t	2,912	2,766	2,855	2.0%	2,842	2,587	9.9%
Smelting conversion cost	US$/lb	0.39	0.33	0.30	31.1%	0.36	0.30	20.3%
Cash cost net of by-products	US$/lb	1.23	1.17	1.19	3.0%	1.20	1.09	10.1%
AISC net of by-products	US$/lb	1.32	1.25	1.29	2.0%	1.29	1.17	9.9%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$2.1 million in Juiz de Fora in 1Q25.

Conversion cost was US$0.39/lb in 2Q25, up 31% compared to US$0.30/lb in 2Q24, as a result of lower sales volume and higher maintenance, third-party and inputs costs. Compared to 1Q25, conversion cost was up 19%, primarily driven by higher operational costs, mainly related to higher consumption of calcine inventory in Cajamarquilla along with increased third-party services and maintenance expenses.

Cash cost net of by-products for the smelting segment was US$1.23/lb in 2Q25, up 3% from 2Q24 as a result of lower TCs and higher unitary operational cost in Juiz de Fora and Três Marias due to lower sales volume and higher costs (mainly maintenance and plant inputs), partially offset by lower zinc LMEs positively impacting raw material costs. Compared to 1Q25, cash costs increased by 5%, mainly driven by higher conversion cost (as explained above) along with higher consumption of calcine inventory in Cajamarquilla.

AISC net of by-products in 2Q25 was US$1.32/lb, up 2% and 5% compared to 2Q24 and 1Q25 respectively, as a result of higher cash cost.

For a reconciliation of conversion cost, cash cost and AISC, please refer to the appendix section “Conversion and All in Sustaining Cash Cost | Smelting.”

5 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

38

Earnings Release 2Q25

Liquidity and Indebtedness

On June 30, 2025, Nexa’s total debt6 amounted to US$1,820 million, 2% higher compared to the balance on March 31, 2025, mainly due to a new short-term loan and the 5% appreciation of the Brazilian real (end of period) against the U.S. dollar.

At the end of the period, the average maturity of our total debt was 7.7 years at an average interest rate of 6.30% per year with 4% (US$81 million) of the total debt maturing in 2025, 2% (US$28 million) maturing in 2026, 30% (US$545 million) maturing between 2027 and 2031, 35% (US$637 million) maturing between 2032 and 2036, and 29% (US$528 million) of the total debt maturing in and after 2037, with 82% (or US$1,495 million) of the total debt denominated in U.S. dollars and 18% (or US$325 million) in Brazilian reais.

Cash and cash equivalents and financial investments (“total cash”) amounted to US$418 million on June 30, 2025, 4% higher compared to March 31, 2025, mainly driven by higher cash flows from operations, a new short-term loan, and working capital gain of US$3 million during the quarter.

Total cash, excluding the RCF, at the end of 2Q25 is sufficient to cover the payment of all obligations maturing over the next 3 years.

In April 2025, Nexa successfully raised US$500 million through a 12-year bond issuance at a competitive 6.600% coupon. The transaction supported our proactive liability management strategy, enabling the full redemption of our 2027 notes through an any-and-all tender offer followed by a make-whole call, and the repurchase of approximately 72% of the 2028 notes through an any-and-all tender offer. After these transactions, the remaining outstanding amount of our 2028 Notes is US$111 million.

This refinancing initiative extends the Company’s debt maturity profile, enhances financial flexibility, highlights our solid credit metrics and investor confidence, and reduces near-term refinancing risk.

In May 2025, to enhance its short-term liquidity and taking advantage of competitive market conditions, Nexa entered into a Term Loan of Advance on Export Foreign Exchange Contract in the principal amount of US$40 million (R$224 million) at a 5.35% annual interest rate with a six-month maturity term, to be repaid in a single installment, including principal, interest, and applicable foreign exchange adjustments.

On June 30, 2025, Nexa’s net debt7 was US$1,515 million compared with US$1,488 million at the end of 1Q25.

US$ million	Jun 30, 2025	Mar 31, 2025
Gross Debt	1,819.6	1,781.9
Net debt	1,515.1	1,488.2

6 Loans and financing (“gross debt”)

7 Gross debt (US$1,820 million) minus cash and cash equivalents (US$412 million), minus financial investments (US$5 million), plus negative derivatives (US$5 million), plus Lease Liabilities (US$119 million). It does not include the financial instrument related to the offtake agreement.

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Earnings Release 2Q25

US$ million	Jun 30, 2025	Mar 31, 2025
LTM Adj. EBITDA	665.4	710.7
Net debt/LTM Adj. EBITDA	2.28x	2.09x

In addition to continuing to assess short-term and mid-term commodities prices, management continuously reviews Nexa’s capital structure, financial position, and the cost and maturity profile of our debt. Actions to improve the quantum and profile of outstanding debt, focusing on extending maturity, reducing average cost of debt and assessing financing alternatives, continue to be evaluated.

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Earnings Release 2Q25

Cash flows

US$ million	2Q25	2Q24	1H25	1H24
Cash provided by operating activities before working capital	174.6	138.4	332.2	224.9
Variations in operating assets and liabilities ("Working Capital")	2.9	(16.6)	(262.4)	(141.2)
Net cash flows provided by (used in):
Operating activities	99.9	81.3	(83.3)	(4.3)
Investing activities	(71.1)	(56.5)	(104.3)	(130.2)
Financing activities	(14.2)	129.7	(27.8)	147.6
Increase (decrease) in cash and cash eq.	17.5	148.7	(208.2)	4.7
Cash and cash eq. at the beginning of the period	394.8	313.3	620.5	457.3
Cash and cash eq. at the end of the period (1)	412.3	461.9	412.3	461.9

(1) Does not include financial investments totaling US$5 million at June 30, 2025.

Note: For details on Cash flows, please refer to the “Condensed consolidated interim financial statements at and for the three and six-month periods ended on June 30, 2025.”

In 2Q25, cash provided by operating activities before working capital variations was US$175 million. Working capital variations had a positive impact of US$3 million, primarily due to (i) a US$54 million increase in trade payables, driven by higher purchases from third-party suppliers; (ii) a US$21 increase in other liabilities, primarily related to prepayment agreements with customers; partially offset by (iii) a US$30 million increase in other assets, mainly related to dividends received from associate and judicial deposits; (iv) a US$21 million increase in inventories, reflecting higher raw materials levels, partially offset by decreased semi-finished products; and (v) a US$12 million decrease in confirming payables, due to reduced concentrate purchases from third-party suppliers in Cajamarquilla. In 2Q25, we paid US$43 million in interest and US$20 million in taxes. As a result, net cash provided by operating activities amounted to US$100 million.

We used US$71 million of net cash flows for investing activities in 2Q25, primarily including US$87 million in CapEx investments (nearly all of which was sustaining CapEx), partially offset by US$10 million in cash dividend received from associate (Enercan) and US$5 million in net sales of financial investments.

Net cash flows used in financing activities in the quarter totaled US$14 million, primarily due to payments of loans and financings repayments (including the make-whole call and tender offers of the bonds maturing in 2027 and 2028, respectively), payment of share premium reimbursement to Nexa shareholders totaling US$13 million along with dividends paid to non-controlling interests (Pollarix and Nexa Peru) of US$13 million, as well as payments of lease liabilities. These effects were partially offset by our new bond offering of US$500 million.

Foreign exchange effects on cash and cash equivalents had a positive impact of US$3 million in the quarter.

As a result, cash and cash equivalents (excluding financial investments) increased by US$17 million in the quarter, amounting to US$412 million at the end of 2Q25.

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Earnings Release 2Q25

Others

Magistral – MEIA Update

In April 2025, the Peruvian government formally classified the MEIA (Environmental Impact Study) rejection as a force majeure event, providing official recognition of the extraordinary circumstances affecting the Magistral project. This designation has resulted in the temporary suspension of Nexa's investment commitment obligations under the Magistral Transfer Contract. As stipulated in the Magistral Transfer Contract terms, both parties - Nexa and the Peruvian government are now engaged in mandatory direct negotiations to assess the full impact of this force majeure declaration on project execution timeline and requirements. During this negotiation period, two key terms are in effect: (i) the deadline for fulfilling the Accreditable Investment Commitment remains suspended; and (ii) the potential US$97 million penalty enforcement is currently on hold. These developments represent a constructive step toward finding a mutually acceptable path forward for the Magistral project while acknowledging the significant challenges posed by the environmental permitting process.

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Earnings Release 2Q25

Market Scenario

2Q25

LME Prices		2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24

Zinc	US$/t	2,641	2,838	2,833	(6.8%)	2,741	2,640	3.8%
Copper	US$/t	9,524	9,340	9,753	(2.3%)	9,431	9,090	3.7%
Lead	US$/t	1,947	1,970	2,167	(10.1%)	1,959	2,121	(7.7%)
Silver	US$/oz	33.7	31.9	28.8	16.7%	32.8	26.1	25.7%
Gold	US$/oz	3,280	2,860	2,338	40.3%	3,067	2,203	39.2%
Source: Bloomberg

Zinc Market: Caught between tight supply and increased volatility.

In 2Q25, the LME zinc price averaged US$2,641/t (or US$1.20/lb), down 7% both year-over-year and quarter-over-quarter, reflecting a market caught between tightening supply and subdued demand sentiment. Prices dipped in mid-April following U.S. tariff announcements and persistent global macroeconomic uncertainty but later stabilized as the market digested temporary exemptions and delays on certain imports. Despite a relatively weaker U.S. dollar and the launch of a Section 232 investigation into critical minerals (which includes zinc), prices struggled to regain momentum amid soft global demand expectations.

Zinc prices remained volatile, driven by escalating geopolitical tensions, including the Israel-Iran conflict and broader U.S. military engagements, as well as persistent trade uncertainties. While the U.S. and China continue diplomatic talks, neither a new trade agreement nor zinc-specific tariffs have been implemented as of this release. The recently announced 50% tariffs on Brazilian exports, which include exemptions for selected products, have minimal impact on Nexa. Only around 10% of our sales are destined for the U.S. market (sourced from Peru and Luxembourg), and zinc’s classification as a critical mineral further reduces our tariff exposure.

In China, manufacturing activity presented mixed signals as June’s headline trade data revealed a 5.8% year-over-year ride in exports, slightly exceeding expectations. However, exports to the U.S. dropped 16.1% year-over-year – the steepest decline since February 2020 – weighing on industrial metal demand. The China Manufacturing PMI (Purchasing Managers’ Index) ended June at 49.7 and remained below 50-point threshold, signaling continued – albeit moderating – contraction. Chinese authorities reaffirmed their 5% GDP growth target for 2025, which may support a gradual demand recovery in 2H25.

On the supply side, LME refined zinc inventories declined to 117kt at the end of June, down 16% from 140k in 1Q25 – the lowest level since October 2023. This drawdown likely reflects reduced metal production, as persistently low treatment charges (TCs) continue to pressure smelter margins. Similarly, global visible inventories have tightened to just four days of consumption (versus seven days in late 2024 – according to Wood Mackenzie data). Despite these tightening fundamentals, zinc prices remained subdued due to weak sentiment.

Spot treatment charges (TCs) rose to US$104/t in June (according to Wood Mackenzie), as smelter margins came under pressure, though the zinc concentrate market remained tight. Elevated energy costs and potential smelter disruptions added to supply risks, with Nyrstar warning of possible closures in Australia without government support.

In our Home Market (Latin America, excluding Mexico), zinc demand declined 5.8% compared to 1Q25, primarily due to softer consumption in Brazil and Argentina, driven by weaker industrial activity and economic headwinds. In contrast, Peru’s exports rose 5%, partially offsetting regional weakness. While Brazil’s demand has retreated from 2024 peaks, it remains above 2022-2023 levels. Despite softer regional demand, zinc fundamentals appear increasingly supportive, driven by infrastructure and automotive sectors - key zinc consumers – which are projected by S&P Global Commodity Insights to grow 3.1% and 5.1% year-over-year, respectively. Additionally, demand remains tied to steel-intensive sectors, with global galvanized steel production expected to grow 3.2% annually by 2030 (according to Wood Mackenzie data), supporting a rebound.

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Earnings Release 2Q25

Zinc also plays an important role in the energy transition. Zinc-coated steel is essential for large-scale solar mounting structures, with 1 gigawatt (GW) of solar farm capacity requiring approximately 3,500kt of zinc. Global solar capacity additions are projected to rise 12% year-over-year in 2025 (according to BloombergNEF, or BNEF). Meanwhile, zinc-air batteries are gaining traction for grid storage due to safety and cost advantages, with pilot projects underway in Australia and California.

Copper: Tariff volatility clouds strong underlying fundamentals.

In 2Q25, the LME copper price averaged US$9,524/t (or US$4.32/lb), down 2% year-over-year and up 2% quarter-over-quarter, reflecting market tensions between tariff volatility and a worsening physical deficit. Prices swung from a low of US$8,539/t in early April (following post - ‘Liberation Day’ announcements) to US$10,115/t in late June – the highest since 2022 – driven by a severe short squeeze and plunging exchange inventories (the tightest conditions since 2021). The volatility extended into July, with prices spiking after Donald Trump proposed a 50% tariff on copper imports, a move that initially rattled the market but later eased as refined copper was excluded from the list of taxed products.

The news, announced last Wednesday, triggered sharp market reactions, with copper futures plunging over 19% in minutes before recovering, underscoring how sensitive the market remains to U.S. policy shifts. This short-term volatility highlights copper’s dual narrative: while global trade tensions create noise, the underlying fundamentals remain attractive.

The proposed tariffs triggered a surge in copper shipments to American warehouses, exacerbating visible inventory declines. At the end of 2Q25, LME copper inventories fell 57% to 91kt (from 211kt in 1Q25), while spot treatment and refining charges (TC/RCs) continued their downward trend, falling to -US$87/t by quarter-end, reflecting extreme concentrate market tightness. The deficit was compounded by smelter bottlenecks, including persistent outages in China and lower-than-expected scrap availability, and delays at key mine expansions (e.g., Quellaveco in Peru and Quebrada Blanca in Chile) due to weather and permit setbacks. While softening global manufacturing PMIs weighed on sentiment, copper’s long-term fundamentals remain robust, driven by energy transition, particularly from solar/wind installations and grid infrastructure, which is projected to grow 8% annually through 2030 (according to CRU Group), further supported by U.S. fiscal stimulus - the US$1 trillion "One Big Beautiful Bill" includes provisions for infrastructure and electrification.

Looking ahead, metal prices are expected to remain volatile amid protracted global trade negotiations, central bank policy uncertainty, and macroeconomic headwinds. However, we continue to see firm price support for copper above US$9,000/t in 2H25. Nexa is well-positioned to capture value in this environment, supported by our low-cost Peruvian operations, high-quality copper concentrate from Cerro Lindo and strategic flexibility in concentrate sales.

Foreign Exchange

FX	2Q25	1Q25	2Q24	2Q25 vs. 2Q24	1H25	1H24	1H25 vs. 1H24
BRL/USD (Average)	5.666	5.852	5.213	8.7%	5.759	5.084	13.3%
BRL/USD (End of period)	5.457	5.742	5.559	(1.8%)	5.457	5.559	(1.8%)
PEN/USD (Average)	3.652	3.700	3.744	(2.4%)	3.676	3.752	(2.0%)
PEN/USD (End of period)	3.543	3.677	3.843	(7.8%)	3.543	3.843	(7.8%)
Source: Bloomberg

In 2Q25, the average exchange rate for the Brazilian real was BRL 5.666/USD, depreciating 9% year-over-year (BRL 5.213/USD), marking the weakest quarterly level since 2022. The Brazilian foreign exchange market remained volatile throughout the quarter, driven by three key factors: ongoing uncertainty surrounding global trade policy shifts, growing investor concerns about Brazil’s fiscal outlook and the market’s negative reaction to proposed federal tax measures designed to boost revenue and reduce the forecasted fiscal deficit, which were later overturned by Congress. These developments collectively eroded investor confidence and contributed to the real pronounced weakness during the period.

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Earnings Release 2Q25

In contrast, the average exchange rate for the Peruvian sol was PEN 3.652/USD, appreciating 2% year-over-year. The sol’s strength was supported by relatively stable macroeconomic fundamentals and the Central Bank of Peru's decision to maintain interest rates at 4.5%, despite growing external risks, including the announcement of a potential 50% tariff on copper, a key Peruvian export.

Looking ahead, global financial markets are closely monitoring the implications of the U.S. announcement of broad-based tariff increases. While the long-term effects remain uncertain, initial expectations suggest that declining trade volumes could marginally impact global economic growth. On the other hand, the recent weakening of the U.S. dollar may provide some relief to emerging markets and support metal prices, as investors increasingly turn to alternative assets in search of yield and protection from volatility.

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Earnings Release 2Q25

Risks and Uncertainties

Risk management is considered one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model, and its activities are an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on our risk appetite, updated annually, on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team and the Board of Directors. The oversight of risk, responses and mitigation actions are delegated to the various committees of the Board according to the nature of the risk and the respective board committee’s area of responsibility. The Audit Committee is responsible for financial reporting, fraud and compliance risk as well as oversight of the risk management process, policies and procedures. The Audit Committee is also responsible for oversight of cybersecurity risk management, as described below. The Finance Committee is responsible for the financial risks as well as the oversight of the financial risk management policy as described below. The Compensation, Nominating and Governance Committee is responsible for the mitigation of risks associated with the Company’s compensation policies, among others. The Sustainability and Capital Projects Committee monitors compliance with applicable laws and policies and oversight the suitability and effectiveness of the Company’s risk management processes with respect to sustainability matters and capital projects matters, including but not limited to, tailings facility management and emergency response plans.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	foreign exchange rates, fluctuations, inflation, and interest rate volatility;
•	the risks and uncertainties related to economic and political conditions in the countries in which we operate;
•	changes in global market conditions that may affect demand and price stability, including uncertainties related to international trade policies, such as tariffs imposed by the United States and other countries or jurisdictions, and potential retaliatory measures. Ongoing trade tensions may also increase the risk of a global economic recession, potentially driving greater commodity price volatility and potentially reducing demand;
•	the impact of expanded regional or global conflict, including the war between Russia and Ukraine, the Israel-Hamas conflict, tensions between China and Taiwan and the resulting potential impacts on supply and demand for commodities, global security concerns, and market volatility;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, and the potential impact thereof on commodity prices and exchange rate variations in the currencies to which we are exposed to, our business and operating sites, and the global economy;
•	increasing demand and evolving expectations from stakeholders with respect to our environmental, social and governance (“ESG”) practices, performance and disclosures, including the ability to meet energy requirements while complying with greenhouse gas emissions regulations and other energy transition policy changes and laws in the countries in which we operate;

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Earnings Release 2Q25

•	the impact of increasing severity of weather events on our operations, workforce and value chain;
•	environmental, safety and engineering challenges and risks inherent to mining;
•	severe natural disasters, such as storms, prolonged heavy rainfalls and floods, or earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	supply-chain and logistic related interruptions, including impacts to international freight and transportation networks;
•	the implementation of our growth strategy, the availability of capital and the risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of Mineral Reserves and Mineral Resources and the mineral quantities we actually recover;
•	the possibility that permits, concessions, environmental studies, modificatory environmental studies and other governmental authorities requests may be terminated, not renewed or not granted by governmental authorities in the countries in which we operate which may result in impairment charges, fines and/or penalties.
•	the impact of political and government changes in the countries in which we operate, and the effects of potential new legislation, including changes in taxation laws and any related agreements that Nexa has entered or may enter into with local governments;
•	legal and regulatory risks, related to ongoing or future investigations by local authorities with respect to our business and operations, as well as the conduct of our customers, along with the impact to our financial statements regarding the resolution of any such matters;
•	labor disputes or disagreements with local communities or unions in the countries in which we operate;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	failure or outage of our digital infrastructure or information and operating technology systems;
•	cyber events or attacks (including ransomware, state-sponsored, data breaches and other cyberattacks) due to negligence, IT security failures or the increased use of artificial intelligence;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	interest rates increases, making the cost of capital and financial expenses higher than expected or even unattainable;
•	regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains, such as recent tariff increases on imports from Canada, Mexico, and China; and
•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR+ (www.sedarplus.ca) and available on the Company’s website (ir.nexaresources.com).

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Earnings Release 2Q25

Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We define Adjusted EBITDA as net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividend received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect our operational performance for the specific period, including: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. For future periods, when applicable, management may exclude the impact of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period.

We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results. This reflects the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of Aripuanã. Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to any other projects that may reach the commissioning or ramp-up phases. Commencing in July 2024, these effects have no longer been included since, at the end of June 2024, Aripuanã reached the final stage of its ramp-up phase, transitioning to an ongoing operation. Also, since 2024, our management includes the cash dividend received from associates (currently, Enercan is our only associate) as part of our Adjusted EBITDA calculation. Enercan is an equity method investee with which we have a long-term energy supply agreement. Energy is one of the key components of our costs; as the purpose of our equity investment in Enercan is to secure a reliable long-term energy supply, our management considers this cash dividend received from Enercan each year as part of its analysis of our energy costs for such year.

Our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

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Earnings Release 2Q25

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

Sustaining cost net of by-products credits is defined as the cash cost, net of by-product credits plus non-expansion capital expenditure, including sustaining, health, safety and environment, modernization and other non-expansion-related capital expenditures. Sustaining cash cost net of by-products credits is measured with respect to zinc sold.

All in sustaining cost (“AISC”) net of by-products credits is defined as sustaining cash cost, net of by-products credits plus corporate general and administrative expenses, royalties and workers’ participation. AISC net of by-products credits is measured with respect to zinc sold.

Net debt: defined as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments, plus (v) leases liabilities. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, B.Geo., FAusIMM(Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Nexa to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

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Earnings Release 2Q25

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CapEx expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, and adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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Earnings Release 2Q25

Appendix

Income Statement	52
Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation	53
CAPEX	54
All in Sustaining Cash Cost | Mining	55
Conversion and All in Sustaining Cash Cost | Smelting	59

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Earnings Release 2Q25

Income Statement

US$ million	1Q24	2Q24	3Q24	4Q24	1Q25	2Q25
Net Revenues	579.8	736.3	709.5	740.9	627.1	708.4
Cost of sales	(491.9)	(556.0)	(582.9)	(597.6)	(500.6)	(575.9)
Gross Profit	87.8	180.3	126.6	143.3	126.6	132.5
SG&A	(33.5)	(30.2)	(29.5)	(34.1)	(35.1)	(32.7)
Mineral Exploration and Project Evaluation	(12.7)	(18.0)	(16.1)	(21.2)	(16.0)	(17.1)
Impairment reversal (loss) of long-lived assets	17.2	(60.2)	17.6	(7.5)	(0.3)	(2.0)
Other income and expenses, net	(9.0)	(51.9)	(13.9)	41.2	(21.2)	(20.9)
Operating income (loss)	49.8	20.1	84.8	121.7	54.0	59.9
Share in the results of associates	5.7	5.3	5.4	4.7	4.9	4.4
Net Financial Results	(67.9)	(118.5)	(41.5)	(141.6)	(0.6)	(27.9)
Financial income	5.0	6.8	6.2	6.0	8.9	5.5
Financial expenses	(50.9)	(62.5)	(59.4)	(70.9)	(54.7)	(73.2)
Other financial items, net	(22.0)	(62.7)	11.7	(76.7)	45.3	39.8
Depreciation and amortization	(77.0)	(74.3)	(82.3)	(96.6)	(65.8)	(76.6)
Adjusted EBITDA	128.4	206.1	182.9	196.7	125.2	160.6
Adj. EBITDA margin	22.2%	28.0%	25.8%	26.5%	20.0%	22.7%
Income tax benefit (expense)	0.4	23.0	(42.8)	(96.2)	(29.5)	(23.2)
Net Income (loss)	(12.0)	(70.0)	6.0	(111.4)	28.7	13.3
Attributable to Nexa's shareholders	(24.4)	(77.0)	(5.2)	(98.5)	11.8	1.1
Attributable to non-controlling interests	12.4	7.0	11.1	(12.9)	16.9	12.2
Weighted average number of outstanding shares - in thousand	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(0.18)	(0.58)	(0.04)	(0.74)	0.09	0.01
Adjusted Net Income (loss)	(10.4)	41.7	21.9	(133.1)	34.2	37.4
Adjusted basic and diluted earnings (loss) per share - (in US$)	(0.16)	0.14	0.03	(1.00)	0.16	0.11

52

Earnings Release 2Q25

Net cash flows from operating activities excluding working capital variations and free cash flow – Reconciliation

Nexa manages and reports cash flows from operating activities excluding variations in working capital. Working capital can be volatile due to several factors, including prices and a build-up or reduction of inventories.

Furthermore, we also exclude from the analysis interest and income tax payments. Management believes excluding these measures provides investors with better visibility of the operating cash flow performance and our capital allocation strategy.

The following table provides a reconciliation of the cash from operating activities before variations in working capital to free cash flow.

US$ million	2Q25	1H25

Cash provided by operating activities	178	70
(-) Working capital variations	3	(262)
Trade accounts receivable	(10)	(22)
Inventory	(21)	(43)
Other assets	(30)	(88)
Payables	42	(73)
Other liabilities	21	(37)

Cash flows from operations excluding working capital variations	175	332

Interest paid	(43)	(74)
Income tax	(20)	(64)
Sustaining CAPEX (1)	(85)	(136)

Net cash flows from operations excluding working capital variations	27	58

Other CAPEX investments (2)	(2)	(1)
Loans and investments (3)	13	17
Dividends and share premium paid	(26)	(27)
Foreign exchange effects	3	7
Working capital variations	3	(262)

Free cash flow	17	(208)

(1) Non expansion investments related to sustaining and HS&E.

(2) Other non-expansion investments. Refer to the “Capital Expenditures (“CAPEX”)” section of this earnings release for CAPEX breakdown.

(3) New loans and financings, Debt issue costs, Payments of loans and financings, Payments of lease liabilities, Payments of fair value debt, Bonds repurchase, Premium paid on bonds repurchase, Net sales (purchases) of financial investments, Purchase of non-controlling interest shares, Subsidiary acquisition cash effects, net, Proceeds from the sale of property, plant and equipment, Dividends received, Investments in equity instruments, Acquisition of additional shares in associates, and other high liquid short term investments.

For details on cash flows, please refer to the “Condensed consolidated interim financial statements at and for the three and six-month periods ended on June 30, 2025.”

53

Earnings Release 2Q25

CAPEX

US$ million	1Q24	2Q24	3Q24	4Q24	1H24	1Q25	2Q25	1H25
Mining	59.2	45.1	36.6	68.8	104.3	35.1	67.2	102.3
Cerro Lindo	8.5	11.5	11.1	17.8	20.0	11.5	13.0	24.6
El Porvenir	25.2	12.0	9.3	30.7	37.2	10.5	25.9	36.5
Atacocha	4.2	3.4	2.9	2.6	7.6	2.3	3.9	6.2
Vazante	6.6	8.2	5.3	7.5	14.8	5.5	7.1	12.6
Morro Agudo	0.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0
Aripuanã	14.6	10.0	8.0	10.1	24.6	5.2	17.3	22.5
Smelting	16.1	19.4	18.2	21.9	35.6	16.7	18.7	35.4
Cajamarquilla	12.1	12.2	9.9	11.5	24.3	7.9	11.1	19.0
Três Marias	3.3	5.3	3.7	5.4	8.5	6.4	5.8	12.1
Juiz de Fora	0.8	2.0	4.6	5.0	2.7	2.5	1.8	4.3
Other	(1.2)	(0.8)	(1.5)	(5.1)	(2.0)	(1.4)	0.6	(0.8)
Total	74.1	63.8	53.3	85.6	137.9	50.5	86.5	137.0

Sustaining (US$ million)	1Q24	2Q24	3Q24	4Q24	1H24	1Q25	2Q25	1H25
Mining	58.3	43.9	33.7	63.7	102.1	34.5	66.0	100.5
Cerro Lindo	8.5	11.5	11.0	16.1	20.0	11.5	12.7	24.2
El Porvenir	25.2	12.0	9.1	30.1	37.2	10.5	25.7	36.3
Atacocha	4.2	3.4	2.9	2.2	7.6	2.2	3.9	6.2
Vazante	5.9	7.3	4.8	6.6	13.2	5.2	6.3	11.5
Morro Agudo	0.0	0.1	0.0	0.0	0.1	0.0	0.0	0.0
Aripuanã	14.4	9.6	5.9	8.6	24.1	5.1	17.3	22.4
Smelting	14.9	17.7	16.0	18.9	32.5	13.8	17.1	31.0
Cajamarquilla	11.7	11.4	8.7	11.0	23.2	7.5	10.9	18.4
Três Marias	2.4	4.4	2.9	3.7	6.9	3.9	4.6	8.5
Juiz de Fora	0.7	1.8	4.4	4.3	2.5	2.4	1.6	4.0
Total Operations Sustaining	73.1	61.5	49.7	82.6	134.7	48.4	83.1	131.5
Corporate Sustaining	0.1	0.4	0.2	0.3	0.5	0.1	0.3	0.4
Total Sustaining	73.2	62.0	49.9	82.9	135.1	48.5	83.4	131.9

54

Earnings Release 2Q25

All in Sustaining Cash Cost | Mining (1)

2Q25

	US$ million (excepted indicated otherwise)	Vazante	Aripuanã	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	27,436	6,114	22,740	13,218	3,013	72,520		72,520
(+)	COGS	34.2	50.7	79.3	44.8	23.6	232.7	(1.6)	231.1
(+)	On-site G&A	(0.0)	0.1	1.6	1.4	1.1	4.3		4.3
(-)	By-products revenue	(3.0)	(33.7)	(99.1)	(49.8)	(24.7)	(210.3)	(6.6)	(216.9)
(+)	Treatment Charges	10.9	0.8	4.7	3.5	0.7	20.7		20.7
(+)	Selling Expenses	0.1	0.4	0.3	(0.4)	0.1	0.5		0.5
(-)	Depreciation, amortization and depletion	(7.4)	(11.6)	(14.7)	(7.7)	(7.5)	(48.8)	0.0	(48.8)
(-)	Royalties	(0.4)	(1.9)	(1.8)	(0.7)	(0.3)	(5.1)		(5.1)
(-)	Workers participation & Bonus	(0.3)	(0.5)	(0.3)	(1.8)	(0.5)	(3.5)		(3.5)
(+)	Others	0.0	0.1	(0.8)	(0.7)	1.6	0.3		0.3
(=)	Cash Cost (Sold)	34.1	4.5	(30.7)	(11.4)	(5.8)	(9.3)	(8.1)	(17.4)
	Cash Cost (Sold) (per ton)	1,243.9	730.9	(1,351.8)	(860.5)	(1,915.7)	(128.1)	0.0	(240.2)
(+)	Sustaining Capital Expenditure	6.7	17.3	13.0	25.9	3.9	66.9	(0.3)	66.6
(=)	Sustaining Cash Cost (Sold)	40.9	21.8	(17.7)	14.5	(1.8)	57.6	(8.4)	49.2
	Sustaining Cash Cost (Sold) (per ton)	1,489.6	3,561.0	(779.5)	1,100.4	(611.0)	794.5	0.0	678.2
(+)	Workers participation & Bonus	0.3	0.5	0.3	1.8	0.5	3.5		3.5
(+)	Royalties	0.4	1.9	1.8	0.7	0.3	5.1		5.1
(+)	Corporate G&A							10.3	10.3
(=)	AISC (Sold)								68.0
(=)	AISC (Sold) (per ton)								938.2
(=)	AISC (Sold) in US$/lb								0.43

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.2 million in El Porvenir in 2Q25.

55

Earnings Release 2Q25

2Q24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	35,230	1,729	24,408	12,022	2,359	75,748		75,748
(+)	COGS	31.6	5.2	92.9	50.2	16.5	196.3	2.2	198.5
(+)	On-site G&A	0.1	0.0	0.2	0.8	0.7	1.8		1.8
(-)	By-products revenue	(4.0)	(1.4)	(112.0)	(44.1)	(18.8)	(180.4)	(2.3)	(182.7)
(+)	Treatment Charges	17.1	0.8	8.6	5.3	1.0	32.8		32.8
(+)	Selling Expenses	0.1	0.0	0.3	0.1	0.1	0.6		0.6
(-)	Depreciation, amortization and depletion	(6.8)	(0.3)	(18.7)	(11.3)	(3.8)	(41.0)	0.0	(41.0)
(-)	Royalties	(0.5)	(0.1)	(1.6)	(0.7)	(0.2)	(3.1)		(3.1)
(-)	Workers participation & Bonus	(0.4)	(0.0)	(1.7)	(1.4)	(0.4)	(3.9)		(3.9)
(+)	Others	0.5	0.0	1.0	(0.3)	(0.5)	0.8		0.8
(=)	Cash Cost (Sold)	37.7	4.1	(31.1)	(1.4)	(5.4)	4.0	(0.1)	3.8
	Cash Cost (Sold) (per ton)	1,070.2	2,393.2	(1,272.4)	(112.4)	(2,306.5)	52.7	0.0	50.8
(+)	Sustaining Capital Expenditure	7.4	0.0	11.5	12.0	3.4	34.3	10.2	44.5
(=)	Sustaining Cash Cost (Sold)	45.1	4.2	(19.5)	10.6	(2.1)	38.3	10.1	48.4
	Sustaining Cash Cost (Sold) (per ton)	1,280.3	2,405.1	(799.3)	881.7	(881.0)	505.3	0.0	638.5
(+)	Workers participation & Bonus	0.4	0.0	1.7	1.4	0.4	3.9		3.9
(+)	Royalties	0.5	0.1	1.6	0.7	0.2	3.1		3.1
(+)	Corporate G&A							11.3	11.3
(=)	AISC (Sold)								66.7
(=)	AISC (Sold) (per ton)								880.3
(=)	AISC (Sold) in US$/lb								0.40

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

56

Earnings Release 2Q25

1H25

	US$ million (excepted indicated otherwise)	Vazante	Aripuanã	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	57,239	12,302	39,624	25,220	5,506	139,890		139,890
(+)	COGS	64.9	94.9	160.6	83.9	43.8	448.1	(2.4)	445.7
(+)	On-site G&A	0.5	0.4	4.7	2.6	2.0	10.2		10.2
(-)	By-products revenue	(7.4)	(58.5)	(188.2)	(93.3)	(40.7)	(388.0)	(11.5)	(399.5)
(+)	Treatment Charges	26.6	1.9	9.7	7.9	1.6	47.7		47.7
(+)	Selling Expenses	0.1	0.8	0.8	0.3	0.1	2.2		2.2
(-)	Depreciation, amortization and depletion	(13.8)	(22.6)	(28.4)	(10.7)	(14.8)	(90.4)	0.0	(90.4)
(-)	Royalties	(1.0)	(4.3)	(3.0)	(1.3)	(0.5)	(10.1)		(10.1)
(-)	Workers participation & Bonus	(1.0)	(1.0)	(2.6)	(3.8)	(0.8)	(9.1)		(9.1)
(+)	Others	0.2	0.6	0.7	0.4	1.2	3.1		3.1
(=)	Cash Cost (Sold)	69.2	12.2	(45.7)	(14.0)	(8.0)	13.5	(13.9)	(0.4)
	Cash Cost (Sold) (per ton)	1,208.3	988.2	(1,154.5)	(555.9)	(1,455.5)	96.8	0.0	(2.5)
(+)	Sustaining Capital Expenditure	12.1	22.5	24.6	36.5	6.2	101.9	0.0	101.9
(=)	Sustaining Cash Cost (Sold)	81.3	34.7	(21.2)	22.4	(1.8)	115.4	(13.9)	101.5
	Sustaining Cash Cost (Sold) (per ton)	1,419.9	2,819.7	(534.7)	890.0	(330.8)	824.9	0.0	725.9
(+)	Workers participation & Bonus	1.0	1.0	2.6	3.8	0.8	9.1		9.1
(+)	Royalties	1.0	4.3	3.0	1.3	0.5	10.1		10.1
(+)	Corporate G&A							20.3	20.3
(=)	AISC (Sold)								141.0
(=)	AISC (Sold) (per ton)								1,008.3
(=)	AISC (Sold) in US$/lb								0.46

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness capacity of US$1.5 million in 1Q25 and US$1.2 million in 2Q25 in El Porvenir.

57

Earnings Release 2Q25

1H24

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	70,418	7,394	47,255	24,764	4,480	154,311	0	154,311
(+)	COGS	64.8	18.4	177.8	99.2	32.8	392.9	1.4	394.4
(+)	On-site G&A	0.5	0.3	0.5	1.6	1.3	4.0	0.0	4.0
(-)	By-products revenue	(7.2)	(5.6)	(193.6)	(78.5)	(31.9)	(316.8)	(3.7)	(320.5)
(+)	Treatment Charges	35.8	3.4	16.5	10.4	2.0	68.1	0.0	68.1
(+)	Selling Expenses	0.2	0.1	0.7	0.6	0.1	1.7	0.0	1.7
(-)	Depreciation, amortization and depletion	(13.6)	(0.7)	(37.6)	(23.9)	(7.8)	(83.6)	0.0	(83.6)
(-)	Royalties	(1.2)	(0.4)	(2.8)	(1.3)	(0.4)	(5.9)	0.0	(5.9)
(-)	Workers participation & Bonus	(1.2)	(0.4)	(4.3)	(2.3)	(0.9)	(9.2)	0.0	(9.2)
(+)	Others	0.9	0.1	0.1	(0.3)	(0.5)	0.3	0.0	0.3
(=)	Cash Cost (Sold)	78.9	15.1	(42.8)	5.5	(5.2)	51.5	(2.3)	49.2
	Cash Cost (Sold) (per ton)	1,120.6	2,041.0	(904.7)	220.2	(1,165.4)	333.6	0.0	319.0
(+)	Sustaining Capital Expenditure	13.3	0.0	20.0	37.2	7.6	78.2	24.8	103.0
(=)	Sustaining Cash Cost (Sold)	92.2	15.1	(22.7)	42.6	2.4	129.7	22.6	152.3
	Sustaining Cash Cost (Sold) (per ton)	1,310.0	2,046.3	(480.7)	1,722.2	525.9	840.3	0.0	986.6
(+)	Workers participation & Bonus	1.2	0.4	4.3	2.3	0.9	9.2		9.2
(+)	Royalties	1.2	0.4	2.8	1.3	0.4	5.9		5.9
(+)	Corporate G&A							22.9	22.9
(=)	AISC (Sold)								190.3
(=)	AISC (Sold) (per ton)								1,233.0
(=)	AISC (Sold) in US$/lb								0.56

(1) Our cash cost, sustaining cash cost and AISC are net of by-products credits, measured with respect to zinc sold.

58

Earnings Release 2Q25

Conversion and All in Sustaining Cash Cost | Smelting (2)

2Q25

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	37,417	16,001	87,043	140,461		140,461
(+)	COGS	129.6	59.8	282.6	471.9	(1.4)	470.4
(-)	Cost of freight	(2.7)	(0.7)	(11.2)	(14.6)		(14.6)
(+)	On-site G&A	0.4	0.2	2.6	3.2	0.0	3.2
(-)	Depreciation, amortization and depletion	(7.8)	(4.0)	(12.1)	(23.9)		(23.9)
(-)	By-products revenue	(3.6)	(6.3)	(47.4)	(57.3)	1.4	(55.9)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.2)	(1.8)		(1.8)
(+)	Others	2.0	0.8	(0.7)	2.1		2.1
(=)	Cash Cost (Sold)	117.6	49.5	212.5	379.6	0.0	379.6
	Cash Cost (Sold) (per ton)	3,143.4	3,095.5	2,441.3	2,702.9		2,702.9
(+)	Sustaining Capital Expenditure	5.8	1.8	11.1	18.7	0.9	19.6
(=)	Sustaining Cash Cost (Sold)	123.4	51.3	223.6	398.3	0.9	399.2
	Sustaining Cash Cost (Sold) (per ton)	3,297.2	3,206.9	2,569.1	2,835.7		2,842.3
(+)	Workers participation & Bonus	0.3	0.3	1.2	1.8		1.8
(+)	Corporate G&A					7.9	7.9
(=)	AISC (Sold)						409.0
(=)	AISC (Sold) (per ton)						2,911.5
(=)	AISC (Sold) in US$/lb						1.32

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	37,417	16,001	87,043	140,461
	COGS	129.6	59.8	282.6	471.9
(-)	Raw Material	(58.0)	(34.7)	(191.7)	(284.4)
(+)	By product cost	(15.0)	(0.5)	(6.3)	(21.9)
(+/-)	Consolidation effects	0.0	0.8	(20.6)	(19.9)
(+)	Others	(25.0)	(5.0)	5.3	(24.8)
(=)	Conversion Cost	31.5	20.3	69.2	121.0
(=)	Conversion Cost in US$/t	842.5	1,270.9	794.7	861.7
(=)	Conversion Cost in US$/lb	0.38	0.58	0.36	0.39

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

59

Earnings Release 2Q25

2Q24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	43,029	21,142	83,520	147,691		147,691
(+)	COGS	126.7	65.6	262.1	454.4	(1.6)	452.7
(-)	Cost of freight	(3.8)	(1.7)	(10.7)	(16.2)		(16.2)
(+)	On-site G&A	0.5	0.3	1.2	2.0	0.0	2.0
(-)	Depreciation, amortization and depletion	(5.9)	(3.3)	(10.2)	(19.4)		(19.4)
(-)	By-products revenue	(4.5)	(7.0)	(39.2)	(50.7)	1.6	(49.1)
(-)	Workers participation & Bonus	(1.9)	(0.3)	(2.6)	(4.8)		(4.8)
(+)	Others	3.3	2.7	16.2	22.2		22.2
(=)	Cash Cost (Sold)	114.4	56.2	216.9	387.5	0.0	387.5
	Cash Cost (Sold) (per ton)	2,658.2	2,658.7	2,596.6	2,623.4		2,623.4
(+)	Sustaining Capital Expenditure	5.3	2.0	12.3	19.5	2.7	22.2
(=)	Sustaining Cash Cost (Sold)	119.6	58.2	229.1	406.9	2.7	409.6
	Sustaining Cash Cost (Sold) (per ton)	2,780.5	2,751.0	2,743.5	2,755.3		2,773.6
(+)	Workers participation & Bonus	1.9	0.3	2.6	4.8		4.8
(+)	Corporate G&A					7.2	7.2
(=)	AISC (Sold)						421.6
(=)	AISC (Sold) (per ton)						2,854.8
(=)	AISC (Sold) in US$/lb						1.29

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	43,029	21,142	83,520	147,691
	COGS	126.7	65.6	262.1	454.4
(-)	Raw Material	(66.7)	(36.5)	(180.6)	(283.8)
(+)	By product cost	(13.9)	(0.4)	(6.7)	(21.0)
(+/-)	Consolidation effects	(0.3)	(0.3)	(14.7)	(15.3)
(+)	Others	(17.8)	(9.9)	(9.6)	(37.2)
(=)	Conversion Cost	28.0	18.5	50.6	97.1
(=)	Conversion Cost in US$/t	650.8	873.9	606.2	657.5
(=)	Conversion Cost in US$/lb	0.30	0.40	0.27	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

60

Earnings Release 2Q25

1H25

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	72,935	27,464	167,958	268,357		268,357
(+)	COGS	249.4	105.4	541.5	896.2	(2.2)	894.0
(-)	Cost of freight	(5.1)	(1.2)	(24.4)	(30.7)		(30.7)
(+)	On-site G&A	1.5	0.7	4.8	7.0	0.0	7.0
(-)	Depreciation, amortization and depletion	(15.0)	(7.8)	(23.8)	(46.6)		(46.6)
(-)	By-products revenue	(7.4)	(11.2)	(87.6)	(106.2)	2.2	(103.9)
(-)	Workers participation & Bonus	(0.8)	(0.5)	(2.4)	(3.8)		(3.8)
(+)	Others	3.6	(0.6)	(9.8)	(6.8)		(6.8)
(=)	Cash Cost (Sold)	226.2	84.7	398.2	709.2	0.0	709.2
	Cash Cost (Sold) (per ton)	3,101.8	3,083.9	2,371.1	2,642.6		2,642.6
(+)	Sustaining Capital Expenditure	12.1	4.3	19.0	35.4	(0.8)	34.6
(=)	Sustaining Cash Cost (Sold)	238.3	89.0	417.2	744.5	(0.8)	743.8
	Sustaining Cash Cost (Sold) (per ton)	3,267.9	3,240.2	2,484.0	2,774.5		2,771.5
(+)	Workers participation & Bonus	0.8	0.5	2.4	3.8		3.8
(+)	Corporate G&A					15.1	15.1
(=)	AISC (Sold)						762.7
(=)	AISC (Sold) (per ton)						2,842.0
(=)	AISC (Sold) in US$/lb						1.29

Note: Cash cost, conversion cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale and the impact of the cost of idleness capacity of US$2.1 million in Juiz de Fora in 1Q25.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	72,935	27,464	167,958	268,357
	COGS	249.4	105.4	541.5	896.2
(-)	Raw Material	(121.9)	(52.5)	(399.4)	(573.9)
(+)	By product cost	(25.9)	(1.0)	(11.5)	(38.4)
(+/-)	Consolidation effects	(0.1)	0.4	(23.7)	(23.4)
(+)	Others	(44.0)	(18.0)	14.8	(47.2)
(=)	Conversion Cost	57.4	34.2	121.7	213.3
(=)	Conversion Cost in US$/t	786.9	1,245.3	724.9	795.0
(=)	Conversion Cost in US$/lb	0.36	0.56	0.33	0.36

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

61

Earnings Release 2Q25

1H24

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	88,313	40,828	156,128	285,270		285,270
(+)	COGS	241.8	124.7	463.6	830.2	(1.6)	828.5
(-)	Cost of freight	(7.0)	(2.8)	(21.9)	(31.7)	0.0	(31.7)
(+)	On-site G&A	1.0	0.5	2.6	4.1	0.0	4.1
(-)	Depreciation, amortization and depletion	(11.9)	(6.8)	(20.7)	(39.5)	0.0	(39.5)
(-)	By-products revenue	(8.0)	(12.6)	(70.4)	(91.0)	1.6	(89.3)
(-)	Workers participation & Bonus	(4.1)	(1.1)	(3.7)	(9.0)	0.0	(9.0)
(+)	Others	4.0	3.0	14.4	21.3	0.0	21.3
(=)	Cash Cost (Sold)	215.8	104.8	363.8	684.4	0.0	684.4
	Cash Cost (Sold) (per ton)	2,443.2	2,566.9	2,330.4	2,399.2		2,399.2
(+)	Sustaining Capital Expenditure	8.5	2.7	24.3	35.6	(5.6)	29.9
(=)	Sustaining Cash Cost (Sold)	224.3	107.5	388.2	720.0	(5.6)	714.3
	Sustaining Cash Cost (Sold) (per ton)	2,539.6	2,634.0	2,486.1	2,523.8		2,504.0
(+)	Workers participation & Bonus	4.1	1.1	3.7	9.0	0.0	9.0
(+)	Corporate G&A				0.0	14.6	14.6
(=)	AISC (Sold)				0.0		737.9
(=)	AISC (Sold) (per ton)						2,586.6
(=)	AISC (Sold) in US$/lb						1.17

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Sales
	Tonnes	88,313	40,828	156,128	285,270
	COGS	241.8	124.7	463.6	830.2
(-)	Raw Material	(122.1)	(68.3)	(322.4)	(512.7)
(+)	By product cost	(29.0)	(1.6)	(13.9)	(44.4)
(+/-)	Consolidation effects	1.5	(1.0)	(26.4)	(25.9)
(+)	Others	(36.2)	(15.8)	(6.5)	(58.5)
(=)	Conversion Cost	56.1	38.0	94.4	188.6
(=)	Conversion Cost in US$/t	635.6	930.9	604.9	661.1
(=)	Conversion Cost in US$/lb	0.29	0.42	0.27	0.30

(2) Our conversion cost, cash cost, sustaining cash cost and AISC net of by-products credits are measured with respect to zinc sold.

62